SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2021

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

1 Angel Court, London,
England, EC2R 7AG
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

IFRS disclosure and additional financial information
Prudential plc Half Year 2021 results
International Financial Reporting Standards (IFRS) basis results

CONDENSED CONSOLIDATED INCOME STATEMENT

		2021 $m	2020 $m
	Note	Half year	Half year	Full year
Continuing operations:
Gross premiums earned		11,521	10,950	23,495
Outward reinsurance premiums		(898)	46	(1,625)
Earned premiums, net of reinsurance	B1.4	10,623	10,996	21,870
Investment return		738	4,202	13,762
Other income		331	305	615
Total revenue, net of reinsurance	B1.4	11,692	15,503	36,247
Benefits and claims and movement in unallocated surplus of with-profits funds, net of reinsurance		(7,748)	(11,728)	(28,588)
Acquisition costs and other expenditure	B2	(2,402)	(2,823)	(4,651)
Finance costs: interest on core structural borrowings of shareholder-financed businesses		(164)	(153)	(316)
Loss attaching to corporate transactions	D1.1	(56)	-	(30)
Total charges, net of reinsurance		(10,370)	(14,704)	(33,585)
Share of profit from joint ventures and associates, net of related tax		179	133	517
Profit before tax (being tax attributable to shareholders' and policyholders' returns)note (i)		1,501	932	3,179
Remove tax charge attributable to policyholders' returns		(238)	(66)	(271)
Profit before tax attributable to shareholders' returns	B1.1	1,263	866	2,908
Total tax charge attributable to shareholders' and policyholders' returns	B3.1	(431)	(310)	(711)
Remove tax charge attributable to policyholders' returns		238	66	271
Tax charge attributable to shareholders' returns	B3.1	(193)	(244)	(440)
Profit from continuing operations	B1.5	1,070	622	2,468
Loss from discontinued US operationsnote (ii)	D1.2	(5,707)	(88)	(283)
(Loss) profit for the period		(4,637)	534	2,185

Attributable to:
Equity holders of the Company:
From continuing operations		1,063	600	2,458
From discontinued US operations		(5,073)	(88)	(340)
		(4,010)	512	2,118
Non-controlling interests:
From continuing operations		7	22	10
From discontinued US operations		(634)	-	57
		(627)	22	67
(Loss) profit for the period		(4,637)	534	2,185

Earnings per share (in cents)		2021	2020
	Note	Half year	Half year	Full year
Based on profit attributable to equity holders of the Company:	B4
Basic
Based on profit from continuing operations		40.9¢	23.1¢	94.6¢
Based on loss from discontinued US operationsnote (ii)		(195.1)¢	(3.4)¢	(13.0)¢
Total		(154.2)¢	19.7¢	81.6¢
Diluted
Based on profit from continuing operations		40.9¢	23.1¢	94.6¢
Based on loss from discontinued US operationsnote (ii)		(195.1)¢	(3.4)¢	(13.0)¢
Total		(154.2)¢	19.7¢	81.6¢

Dividends per share (in cents)		2021	2020
	Note	Half year	Half year	Full year
Dividends relating to reporting period:	B5
First interim ordinary dividend		5.37¢	5.37¢	5.37¢
Second interim ordinary dividend		-	-	10.73¢
Total		5.37¢	5.37¢	16.10¢
Dividends paid in reporting period:	B5
Current year first interim dividend		-	-	5.37¢
Second interim ordinary dividend for prior year		10.73¢	25.97¢	25.97¢
Total		10.73¢	25.97¢	31.34¢

Notes
(i)    This measure is the formal profit before tax measure under IFRS. It is not the result attributable to shareholders principally because total corporate tax of the Group includes those on the income of consolidated with-profits and unit-linked funds that, through adjustments to benefits, are borne by policyholders. These amounts are required to be included in the tax charge of the Company under IAS 12. Consequently, the IFRS profit before tax measure is not representative of pre-tax profit attributable to shareholders as it is determined after deducting the cost of policyholder benefits and movements in the liability for unallocated surplus of with-profits funds after adjusting for tax borne by policyholders.
(ii)   Loss from discontinued US operations represents the aggregate of the post-tax results during the period and the remeasurement adjustment to the carrying value of the business to reflect its classification as held for distribution in half year 2021. The 2020 comparative results have been re-presented from those previously published accordingly (as described in note A1).

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

		2021 $m	2020* $m
	Note	Half year	Half year	Full year
Continuing operations:
Profit for the period		1,070	622	2,468
Other comprehensive income (loss)
Exchange movements arising during the period		(163)	(201)	233
Total items that may be reclassified subsequently to profit or loss		(163)	(201)	233
Total comprehensive income from continuing operations		907	421	2,701
Discontinued US operations:*
Loss for the period		(5,707)	(88)	(283)
Valuation movements on available-for-sale debt securities, net of related change in amortisation of deferred acquisition costs and related tax		(867)	(22)	292
Total comprehensive (loss) income for the period from discontinued US operations	D1.2	(6,574)	(110)	9
Total comprehensive (loss) income for the period		(5,667)	311	2,710

Attributable to:
Equity holders of the Company:
From continuing operations		905	400	2,697
From discontinued US operations		(5,844)	(110)	(40)
		(4,939)	290	2,657
Non-controlling interests:
From continuing operations		2	21	4
From discontinued US operations		(730)	-	49
		(728)	21	53
Total comprehensive (loss) income for the period		(5,667)	311	2,710
* The 2020 comparative results have been re-presented from those previously published to reflect the Group's US operations as discontinued operations in half year 2021 (as described in note A1).

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

		Period ended 30 Jun 2021 $m
	Note	Share capital	Share premium	Retained earnings	Translation reserve	Available -for-sale securities reserves	Shareholders' equity	Non- controlling interests	Total equity
Reserves
Profit for the period		-	-	1,063	-	-	1,063	7	1,070
Other comprehensive loss		-	-	-	(158)	-	(158)	(5)	(163)
Total comprehensive income (loss) from continuing operations		-	-	1,063	(158)	-	905	2	907
Total comprehensive loss from discontinued US operations	D1.2	-	-	(5,073)	-	(771)	(5,844)	(730)	(6,574)
Total comprehensive loss for the period		-	-	(4,010)	(158)	(771)	(4,939)	(728)	(5,667)
Dividends	B5	-	-	(283)	-	-	(283)	(3)	(286)
Reserve movements in respect of share-based payments		-	-	77	-	-	77	-	77
Effect of transactions relating to non-controlling interests		-	-	(10)	-	-	(10)	-	(10)
Share capital and share premium
New share capital subscribed	C8	-	8	-	-	-	8	-	8

Treasury shares
Movement in own shares in respect of share-based payment plans		-	-	(18)	-	-	(18)	-	(18)
Net increase (decrease) in equity		-	8	(4,244)	(158)	(771)	(5,165)	(731)	(5,896)
Balance at beginning of period		173	2,637	14,424	1,132	2,512	20,878	1,241	22,119
Balance at end of period		173	2,645	10,180	974	1,741	15,713	510	16,223

		Period ended 30 Jun 2020* $m
	Note	Share capital	Share premium	Retained earnings	Translation reserve	Available -for-sale securities reserves	Shareholders' equity	Non- controlling interests	Total equity
Reserves
Profit for the period		-	-	600	-	-	600	22	622
Other comprehensive loss		-	-	-	(200)	-	(200)	(1)	(201)
Total comprehensive income (loss) from continuing operations		-	-	600	(200)	-	400	21	421
Total comprehensive loss from discontinued US operations	D1.2	-	-	(88)	-	(22)	(110)	-	(110)
Total comprehensive income (loss) for the period		-	-	512	(200)	(22)	290	21	311
Dividends	B5	-	-	(674)	-	-	(674)	(16)	(690)
Reserve movements in respect of share-based payments		-	-	29	-	-	29	-	29
Effect of transactions relating to non-controlling interests		-	-	32	-	-	32	-	32

Share capital and share premium
New share capital subscribed	C8	-	10	-	-	-	10	-	10

Treasury shares
Movement in own shares in respect of share-based payment plans		-	-	(54)	-	-	(54)	-	(54)
Net increase (decrease) in equity		-	10	(155)	(200)	(22)	(367)	5	(362)
Balance at beginning of period		172	2,625	13,575	893	2,212	19,477	192	19,669
Balance at end of period		172	2,635	13,420	693	2,190	19,110	197	19,307
* The half year 2020 comparative results have been re-presented from those previously published to reflect the Group's US operations as discontinued operations in half year 2021 (as described in note A1).

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (continued)

			Year ended 31 Dec 2020* $m
	Note	Share capital	Share premium	Retained earnings	Translation reserve	Available -for-sale securities reserves	Shareholders' equity	Non- controlling interests	Total equity
Reserves
Profit for the year		-	-	2,458	-	-	2,458	10	2,468
Other comprehensive income (loss)		-	-	-	239	-	239	(6)	233
Total comprehensive income from continuing operations		-	-	2,458	239	-	2,697	4	2,701
Total comprehensive income (loss) from discontinued US operations	D1.2	-	-	(340)	-	300	(40)	49	9
Total comprehensive income for the year		-	-	2,118	239	300	2,657	53	2,710
Dividends	B5	-	-	(814)	-	-	(814)	(18)	(832)
Reserve movements in respect of share-based payments		-	-	89	-	-	89	-	89
Effect of transactions relating to non-controlling interests†		-	-	(484)	-	-	(484)	1,014	530
Share capital and share premium
New share capital subscribed	C8	1	12	-	-	-	13	-	13
Treasury shares
Movement in own shares in respect of share-based payment plans		-	-	(60)	-	-	(60)	-	(60)
Net increase in equity		1	12	849	239	300	1,401	1,049	2,450
Balance at beginning of year		172	2,625	13,575	893	2,212	19,477	192	19,669
Balance at end of year		173	2,637	14,424	1,132	2,512	20,878	1,241	22,119
* The full year 2020 comparative results have been re-presented from those previously published to reflect the Group's US operations as discontinued operations in half year 2021 (as described in note A1).
†   The $1,014 million effect of transactions relating to non-controlling interests recognised in full year 2020 related to the equity investment by Athene Life Re Ltd. into the US business in July 2020.

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

		2021 $m	2020 $m
	Note	30 Jun	30 Jun	31 Dec
Assets
Goodwill	C4.1	926	942	961
Deferred acquisition costs and other intangible assets	C4.2	6,525	18,604	20,345
Property, plant and equipment		525	964	893
Reinsurers' share of insurance contract liabilities		9,891	44,918	46,595
Deferred tax assets	C7	298	4,259	4,858
Current tax recoverable		23	387	444
Accrued investment income		1,092	1,517	1,427
Other debtors		2,238	3,211	3,171
Investment properties		39	23	23
Investments in joint ventures and associates accounted for using the equity method		2,056	1,507	1,962
Loans		2,440	14,910	14,588
Equity securities and holdings in collective investment schemesnote (i)		60,466	234,698	278,635
Debt securitiesnote (i)		92,728	121,462	125,829
Derivative assets		485	2,459	2,599
Other investmentsnote (i)		-	1,569	1,867
Deposits		3,344	3,351	3,882
Assets held for distributionnote (ii)	D1.2	335,750	-	-
Cash and cash equivalents		6,295	8,384	8,018
Total assets	C1	525,121	463,165	516,097

Equity
Shareholders' equity		15,713	19,110	20,878
Non-controlling interests		510	197	1,241
Total equity	C1	16,223	19,307	22,119

Liabilities
Contract liabilities (including amounts in respect of contracts classified as investment contracts under IFRS 4)	C3.1	144,809	391,924	441,246
Unallocated surplus of with-profits funds	C3.1	6,273	5,512	5,217
Core structural borrowings of shareholder-financed businesses	C5.1	6,404	6,499	6,633
Operational borrowings	C5.2	895	2,245	2,444
Obligations under funding, securities lending and sale and repurchase agreements		396	9,085	9,768
Net asset value attributable to unit holders of consolidated investment funds		5,770	5,967	5,975
Deferred tax liabilities	C7	2,735	5,278	6,075
Current tax liabilities		200	428	280
Accruals, deferred income and other liabilities		8,017	16,208	15,508
Provisions		227	245	350
Derivative liabilities		412	467	482
Liabilities held for distributionnote (ii)	D1.2	332,760	-	-
Total liabilities	C1	508,898	443,858	493,978
Total equity and liabilities	C1	525,121	463,165	516,097

Notes
(i)    Included within equity securities and holdings in collective investment schemes, debt securities and other investments as at 30 June 2021 are $1,006 million of lent securities and assets subject to repurchase agreements (30 June 2020: $229 million; 31 December 2020: $895 million from continuing operations). Included within discontinued operations is $2,281 million (30 June 2020: $36 million; 31 December 2020: $1,112 million).
(ii)   Assets and liabilities held for distribution at 30 June 2021 related to the Group's US operations which were classified as discontinued operations in half year 2021, as discussed in note A1. A line-by-line analysis of assets and liabilities for the discontinued US operations is included in note D1.2. The 2020 comparative results for the assets and liabilities at 30 June 2020 and 31 December 2020 are as published and not re-presented on a basis consistent with 30 June 2021 (as described in note A1).

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

		2021 $m	2020 $m
	Note	Half year	Half year	Full year
Continuing operations:
Cash flows from operating activities
Profit before tax (being tax attributable to shareholders' and policyholders' returns)		1,501	932	3,179
Adjustments to profit before tax for non-cash movements in operating assets and liabilities:
Investments		(5,651)	(6,404)	(20,978)
Other non-investment and non-cash assets		2,693	(4,999)	(7,185)
Policyholder liabilities (including unallocated surplus of with-profits funds)		2,424	12,082	27,117
Other liabilities (including operational borrowings)		105	382	155
Other itemsnote (i)		156	(376)	485
Net cash flows from operating activities		1,228	1,617	2,773
Cash flows from investing activities
Net cash flows from purchases and disposals of property, plant and equipment		(19)	(42)	(51)
Net cash flows from other investing activitiesnote (ii)		(773)	(733)	(1,142)
Net cash flows from investing activities		(792)	(775)	(1,193)
Cash flows from financing activities
Structural borrowings of shareholder-financed operations:note (iii)	C5.1
Issuance of debt, net of costs		-	983	983
Interest paid		(163)	(147)	(294)
Payment of principal portion of lease liabilities		(54)	(53)	(128)
Equity capital:
Issues of ordinary share capital		8	10	13
External dividends:
Dividends paid to the Company's shareholders	B5	(283)	(674)	(814)
Dividends paid to non-controlling interests		(3)	(16)	(18)
Net cash flows from financing activities		(495)	103	(258)
Net increase (decrease) in cash and cash equivalents from continuing operations		(59)	945	1,322
Discontinued US operations:note (iv)
Net cash flows from operating activities		(442)	549	(807)
Net cash flows from investing activities		-	(1)	(2)
Net cash flows from financing activitiesnote (v)		(18)	(15)	470
Net increase (decrease) in cash and cash equivalents from discontinued US operations		(460)	533	(339)
Cash and cash equivalents at beginning of period		8,018	6,965	6,965
Effect of exchange rate changes on cash and cash equivalents		(43)	(59)	70
Cash and cash equivalents at end of period		7,456	8,384	8,018
Comprising:
Cash and cash equivalents from continuing operations		6,295	5,891	6,397
Cash and cash equivalents from discontinued US operations	D1.2	1,161	2,493	1,621

Notes
(i)    The adjusting items to profit before tax included within other items are adjustments in respect of non-cash items together with operational interest receipts and payments, dividend receipts and tax paid. Included in net cash flows from operating activities are dividends from joint ventures and associates of $114 million (half year 2020: $79 million; full year 2020: $118 million).
(ii)   Net cash flows from other investing activities include amounts paid for distribution rights and cash flows arising from the acquisitions and disposals of businesses.
(iii)  Structural borrowings of shareholder-financed businesses exclude borrowings to support short-term fixed income securities programmes, non-recourse borrowings of investment subsidiaries of shareholder-financed businesses and other borrowings of shareholder-financed businesses. Cash flows in respect of these borrowings are included within cash flows from operating activities. The changes in the carrying value of the structural borrowings of shareholder-financed businesses for the Group are analysed below:

	Balance at	Cash movements $m	Non-cash movements $m			Balance at
	beginning of period $m	Issuance of debt	Foreign exchange movement	Reclassification of US operations as held for distribution	Other movements	end of period $m
30 Jun 2021	6,633	-	14	(250)	7	6,404
30 Jun 2020	5,594	983	(85)	-	7	6,499
31 Dec 2020	5,594	983	42	-	14	6,633

(iv)    Net cash flows from discontinued operations represents the movement in cash and cash equivalents from the discontinued US operations which were classified as held for distribution in half year 2021. The statement of cash flows is presented excluding intragroup cash flows between the continuing and discontinued US operations. The 2020 comparative results have been re-presented from those previously published accordingly (as described in note A1).
(v)     No dividends were paid to non-controlling interest of the discontinued US operations during the periods shown above.

NOTES TO THE FINANCIAL STATEMENTS

A    BASIS OF PREPARATION

A1  Basis of preparation and exchange rates

These condensed consolidated interim financial statements for the six months ended 30 June 2021 have been prepared in accordance with both IAS 34 'Interim Financial Reporting' as issued by the International Accounting Standards Board (IASB) and IAS 34 as adopted for use in the UK. The Group's policy for preparing this interim financial information is to use the accounting policies adopted by the Group in its last consolidated financial statements, as updated by any changes in accounting policies it intends to make in its next consolidated financial statements as a result of new or amended IFRS and other policy improvements. At 30 June 2021, there were no unadopted standards effective for the period ended 30 June 2021 which impact the condensed consolidated financial statements of the Group, and there were no differences between IFRS adopted for use in the UK and IFRS issued by the IASB in terms of their application to the Group.

The accounting policies applied by the Group in determining the IFRS basis results in this report are the same as those previously applied in the Group's consolidated financial statements for the year ended 31 December 2020, as disclosed in the 2020 statutory accounts, aside from those discussed in note A2 below.

In 2021, the Group changed its operating segments for financial reporting under IFRS 8, 'Operating Segments' as discussed further in note B1.3 and has reclassified Jackson as held for distribution and discontinued operations as discussed further below.

The IFRS basis results for half year 2021 and half year 2020 are unaudited. The 2020 full year IFRS basis results have been derived from the 2020 statutory accounts. The auditors have reported on the 2020 statutory accounts which have been delivered to the Registrar of Companies. The auditors' report was: (i) unqualified; (ii) did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report; and (iii) did not contain a statement under section 498(2) or (3) of the Companies Act 2006.

Going concern basis of accounting
The Directors have made an assessment of going concern covering a period of at least 12 months from the date that these financial statements are approved. In making this assessment, the Directors have considered both the Group's current performance, solvency and liquidity and the Group's business plan taking into account the Group's principal risks and the mitigations available to it which are described in the Group Chief Risk and Compliance Officer's report. The proposed demerger of Jackson from the Group is expected to occur within the period covered by the assessment. The Directors have therefore considered the ability of the Group to continue as a going concern in its current form (ie the Group including Jackson) as well as the more likely scenario that the demerger proceeds (ie the Group excluding Jackson).

The assessment also includes consideration of the results of key market risk stress and scenario testing over the assessment period covering the potential impact of up or down equity market and interest rate movements, corporate credit spread widening, and an elevated level of credit losses. The current situation on Covid-19 is not expected to impact the ability of the Group to continue as a going concern.

Based on the above, the Directors have a reasonable expectation that the Company and the Group have adequate resources to continue their operations for a period of at least 12 months from the date that these financial statements are approved. No material uncertainties that may cast significant doubt on the ability of the Group to continue as a going concern have been identified. The Directors therefore consider it appropriate to continue to adopt the going concern basis of accounting in preparing these interim financial statements for the period ended 30 June 2021.

Discontinued operations
On 28 January 2021, the Board announced that it had decided to pursue the separation of its US operations (Jackson) from the Group through a demerger, whereby shares in Jackson would be distributed to Prudential shareholders, subject to regulatory and shareholder approvals. In accordance with IFRS 5, 'Non-Current Assets Held for Sale and Discontinued Operations', the Group's US operations have been classified as held for distribution and discontinued operations in these condensed consolidated financial statements.

In order to present the results of the continuing operations on a comparable basis, and consistent with IFRS 5 requirements, loss after tax attributable to the discontinued US operations in half year 2021 has been shown in a single line in the income statement with 2020 comparatives being restated accordingly, with further analysis provided in note D1.2. Notes B1 to B4 have also been prepared on this basis.

IFRS 5 does not permit the comparative 30 June 2020 and 31 December 2020 statements of financial position to be re-presented, as the US operations were not classified as discontinued at these dates. In the related balance sheet notes, prior period balances have been presented to show the amounts from discontinued US operations separately from continuing operations in order to present the results of the continuing operations on a comparable basis. Additionally, in the analysis of movements in Group's assets and liabilities between the beginning and end of the periods, the balances of the discontinued US operations are removed from the opening balances to show the underlying movements from continuing operations.

Exchange rates
The exchange rates applied for balances and transactions in currencies other than the presentation currency of the Group, US dollars (USD) were:

USD : local currency	Closing rate at period end			Average rate for the period to date
	30 Jun 2021	30 Jun 2020	31 Dec 2020	Half year 2021	Half year 2020	Full year 2020
Chinese yuan (CNY)	6.46	7.07	6.54	6.47	7.03	6.90
Hong Kong dollar (HKD)	7.77	7.75	7.75	7.76	7.76	7.76
Indian rupee (INR)	74.33	75.50	73.07	73.33	74.16	74.12
Indonesian rupiah (IDR)	14,500.00	14,285.00	14,050.00	14,273.32	14,574.24	14,541.70
Malaysian ringgit (MYR)	4.15	4.29	4.02	4.10	4.25	4.20
Singapore dollar (SGD)	1.34	1.40	1.32	1.33	1.40	1.38
Taiwan dollar (TWD)	27.86	29.50	28.10	28.02	30.00	29.44
Thai baht (THB)	32.06	30.87	30.02	30.83	31.62	31.29
UK pound sterling (GBP)	0.72	0.81	0.73	0.72	0.79	0.78
Vietnamese dong (VND)	23,016.00	23,206.00	23,082.50	23,044.83	23,303.21	23,235.84

Certain notes to the financial statements present half year 2020 comparative information at constant exchange rates (CER), in addition to the reporting at actual exchange rates (AER) used throughout the condensed consolidated financial statements. AER are actual historical exchange rates for the specific accounting period, being the average rates over the period for the income statement and the closing rates at the balance sheet date for the statement of financial position. CER results are calculated by translating prior period results using the current period foreign exchange rate, ie current period average rates for the income statement and current period closing rates for the statement of financial position.

A2  New accounting pronouncements in 2021

The IASB has issued the following new accounting pronouncements to be effective from 1 January 2021:

-      Amendments to IFRS 7, IFRS 9, IAS 39, IFRS 4 and IFRS 16 'Interest Rate Benchmark Reform - phase 2' issued in August 2020;
-      Amendments to IFRS 16, 'Covid-19 Related Rent Concession beyond 30 June 2021' issue in March 2021; and
-      Amendments to IFRS 4, 'Extension of temporary IFRS 9 exemption until 1 January 2023'.

The adoption of these pronouncements have had no significant impact on the Group financial statements.

B    EARNINGS PERFORMANCE

B1  Analysis of performance by segment

B1.1  Segment results

		2021 $m	2020 $m		2021 vs 2020%		2020 $m
	Note	Half year	AER Half year	CER Half year	AER Half year	CER Half year	AER Full year
			note (i)	note (i)	note (i)	note (i)	note (i)
Continuing operations:
China JV		139	101	109	38%	28%	251
Hong Kong		460	412	412	12%	12%	891
Indonesia		225	249	255	(10)%	(12)%	519
Malaysia		184	158	164	16%	12%	309
Singapore		320	262	276	22%	16%	574
Growth markets and othernote (ii)		479	404	418	19%	15%	835
Eastspring		162	143	147	13%	10%	283
Total segment profit		1,969	1,729	1,781	14%	11%	3,662
Other income and expenditure:
Investment return and other income		-	8	8	n/a	n/a	(15)
Interest payable on core structural borrowings		(164)	(153)	(153)	(7)%	(7)%	(316)
Corporate expenditurenote (iii)		(157)	(201)	(212)	22%	26%	(412)
Total other income and expenditure		(321)	(346)	(357)	7%	10%	(743)
Restructuring and IFRS 17 implementation costsnote (iv)		(77)	(97)	(99)	21%	22%	(162)
Adjusted operating profit	B1.3	1,571	1,286	1,325	22%	19%	2,757
Short-term fluctuations in investment returns on shareholder-backed business	B1.2	(212)	(418)	(421)	49%	50%	(579)
Amortisation of acquisition accounting adjustments		(2)	(2)	(2)	0%	0%	(5)
(Loss) gain attaching to corporate transactions	D1.1	(94)	-	-	n/a	n/a	735
Profit before tax attributable to shareholders		1,263	866	902	46%	40%	2,908
Tax charge attributable to shareholders' returns	B3	(193)	(244)	(249)	21%	22%	(440)
Profit from continuing operations		1,070	622	653	72%	64%	2,468
Loss from discontinued US operations	D1.2	(5,707)	(88)	(88)	n/a	n/a	(283)
(Loss) profit for the period		(4,637)	534	565	n/a	n/a	2,185
Attributable to:
Equity holders of the Company:
From continuing operations		1,063	600	631	77%	68%	2,458
From discontinued US operations		(5,073)	(88)	(88)	n/a	n/a	(340)
		(4,010)	512	543	n/a	n/a	2,118
Non-controlling interests:
From continuing operations		7	22	22	(68)%	(68)%	10
From discontinued US operations		(634)	-	-	n/a	n/a	57
		(627)	22	22	n/a	n/a	67
(Loss) profit for the period		(4,637)	534	565	n/a	n/a	2,185

Basic earnings per share (in cents)		2021	2020		2021 vs 2020%		2020
	Note	AER Half year	AER Half year	CER Half year	AER Half year	CER Half year	AER Full year
	B4	note (i)	note (i)	note (i)	note (i)	note (i)	note (i)
Based on adjusted operating profit, net of tax and non-controlling interest, from continuing operations		51.6¢	38.1¢	39.4¢	35%	31%	86.6¢
Based on profit from continuing operations, net of non-controlling interest		40.9¢	23.1¢	24.3¢	77%	68%	94.6¢
Based on loss from discontinued US operations, net of non-controlling interest		(195.1)¢	(3.4)¢	(3.4)¢	n/a	n/a	(13.0)¢

Notes
(i)    Segment results are attributed to the shareholders of the Group before deducting the amount attributable to the non-controlling interests. This presentation is applied consistently throughout the document. For definitions of AER and CER refer to note A1.
(ii)   For growth markets and other, adjusted operating profit includes other items of $167 million (half year 2020: $104 million; full year 2020: $119 million) which primarily comprises of taxes for life joint ventures and associates and other non-recurring items.
(iii)  Corporate expenditure as shown above is for head office functions in London and Hong Kong.
(iv)  Restructuring and IFRS 17 implementation costs include those incurred in insurance and asset management operations of $(33) million (half year 2020: $(33) million; full year 2020: $(97) million).

B1.2  Short-term fluctuations in investment returns on shareholder-backed business

	2021 $m	2020 $m
	Half year	Half year	Full year
Total segment (insurance and asset management operations)	(208)	(448)	(607)
Unallocated to a segment (central operations)	(4)	30	28
Total short-term fluctuations in investment returns from continuing operations	(212)	(418)	(579)

In general, the short-term fluctuations reflect the value movements on shareholders' assets and policyholder liabilities (net of reinsurance) arising from market movements in the period. In half year 2021, rising interest rates across most operations led to unrealised bond losses which more than offset the impact of higher discount rates on policyholder liabilities under the local reserving basis applied and equity gains on shareholder-backed business in the period. This has led to the overall negative short-term investment fluctuations for total insurance and asset management operations.

B1.3  Determining operating segments and performance measure of operating segments
Operating segments
The Group's operating segments for financial reporting purposes are defined and presented in accordance with IFRS 8 'Operating Segments' on the basis of the management reporting structure and its financial management information.

Under the Group's management and reporting structure, its chief operating decision maker is the Group Executive Committee (GEC), chaired by the Group Chief Executive. In the management structure, responsibility is delegated to the Chief Executive, Prudential Corporation Asia, for the day-to-day management of the insurance and asset management operations (within the framework set out in the Group Governance Manual). This in turn is delegated to the Chief Executives of Hong Kong, Indonesia, Malaysia, Singapore, Growth markets (comprising Africa and the remaining Asia subsidiary operations) and Eastspring, the Group's Asia asset manager. The China JV is managed jointly with CITIC, a Chinese state-owned conglomerate.

In the first quarter of 2021, the Group reviewed its operating segments for financial reporting under IFRS 8 following changes to the business and financial management information provided to the GEC. As a result, performance measures for insurance operations are analysed by geographical areas for the larger business units of the China JV, Hong Kong, Indonesia, Malaysia and Singapore, with Eastspring, the asset management business, also analysed separately. All other Asia and Africa insurance operations are included in the 'Growth markets and other' segment alongside other amounts that are not included in the segment profit of an individual business unit, including tax on life joint ventures and associates and other items that are not representative of the underlying segment trading for the period. The 2020 comparatives have been re-presented to show the new segments for comparison. Previously the Group's segments were Asia and the US. The US operations have been classified as discontinued following its classification as held for distribution in half year 2021 (see note D1.2). In light of the proposed demerger, the segment analysis for the discontinued US operations is provided in note D1.2, separate from those for the continuing operations.

Operations which do not form part of any business unit are reported as 'Unallocated to a segment' and comprise head office functions in London and Hong Kong.

Performance measure
The performance measure of operating segments utilised by the Group is IFRS operating profit based on longer-term investment returns ('adjusted operating profit'), as described below. This measurement basis distinguishes adjusted operating profit from other constituents of total profit or loss for the period as follows:

-    Short-term fluctuations in investment returns on shareholder-backed business;
-    Amortisation of acquisition accounting adjustments arising on the purchase of business; and
-    Gain or loss on corporate transactions, as discussed in note D1.1.

The determination of adjusted operating profit for investment and liability movements is as described in note B1.3 of the Group's consolidated financial statements for the year ended 31 December 2020.

For Group debt securities at 30 June 2021 held by the continuing insurance operations, the level of unamortised interest-related realised gains and losses related to previously sold bonds was a net gain of $414 million (30 June 2020: net gain of $355 million; 31 December 2020: net gain of $525 million from continuing operations).

For equity-type securities, the longer-term rates of return are estimates of the long-term trend investment returns for income and capital having regard to past performance, current trends and future expectations. Different rates apply to different categories of equity-type securities.

For insurance operations, investments in equity securities held for non-linked shareholder-backed business amounted to $5,447 million as at 30 June 2021 (30 June 2020: $5,721 million; 31 December 2020: $4,963 million from continuing operations). The longer-term rates of return applied in half year 2021 ranged from 5.5 per cent to 16.9 per cent (half year 2020: 4.6 per cent to 17.6 per cent; full year 2020: 5.1 per cent to 16.9 per cent from continuing operations) with the rates applied varying by business unit.

B1.4  Additional segmental analysis of revenue from continuing operations

	Half year 2021 $m
	Insurance operationsnote (i)
	Hong Kong	Indonesia	Malaysia	Singapore	Growth markets and other	Eastspring	Inter -segment elimi- nation	Total segment	Un- allocated to a segment	Total continuing operations
Gross premiums earned	4,776	871	929	2,934	2,011	-	-	11,521	-	11,521
Outward reinsurance premiums	(767)	(28)	(22)	(55)	(26)	-	-	(898)	-	(898)
Earned premiums, net of reinsurance	4,009	843	907	2,879	1,985	-	-	10,623	-	10,623
Other incomenote (ii)	24	5	1	10	57	234	-	331	-	331
Total external revenue	4,033	848	908	2,889	2,042	234	-	10,954	-	10,954
Intra-group revenue	-	-	-	-	-	106	(106)	-	-	-
Interest income	528	46	117	462	303	1	-	1,457	-	1,457
Other investment return	(1,230)	(102)	(179)	1,003	(220)	9	-	(719)	-	(719)
Total revenue, net of reinsurance	3,331	792	846	4,354	2,125	350	(106)	11,692	-	11,692

	Half year 2020 $m
	Insurance operationsnote (i)
	Hong Kong	Indonesia	Malaysia	Singapore	Growth markets and other	Eastspring	Inter -segment elimi- nation	Total segment	Un- allocated to a segment	Total continuing operations
Gross premiums earned	5,450	863	839	2,105	1,693	-	-	10,950	-	10,950
Outward reinsurance premiumsnote (iii)	(385)	(35)	(12)	501	(23)	-	-	46	-	46
Earned premiums, net of reinsurance	5,065	828	827	2,606	1,670	-	-	10,996	-	10,996
Other incomenote (ii)	26	7	3	15	36	200	-	287	18	305
Total external revenue	5,091	835	830	2,621	1,706	200	-	11,283	18	11,301
Intra-group revenue	-	-	-	-	-	81	(81)	-	-	-
Interest income	250	55	108	198	278	3	-	892	13	905
Other investment return	4,457	(727)	(81)	(273)	(145)	5	-	3,236	61	3,297
Total revenue, net of reinsurance	9,798	163	857	2,546	1,839	289	(81)	15,411	92	15,503

	Full year 2020 $m
	Insurance operationsnote (i)
	Hong Kong	Indonesia	Malaysia	Singapore	Growth markets and other	Eastspring	Inter -segment elimi- nation	Total segment	Un- allocated to a segment	Total continuing operations
Gross premiums earned	11,091	1,738	1,783	5,035	3,848	-	-	23,495	-	23,495
Outward reinsurance premiumsnote (iii)	(1,918)	(62)	(27)	432	(50)	-	-	(1,625)	-	(1,625)
Earned premiums, net of reinsurance	9,173	1,676	1,756	5,467	3,798	-	-	21,870	-	21,870
Other incomenote (ii)	59	8	-	38	91	417	-	613	2	615
Total external revenue	9,232	1,684	1,756	5,505	3,889	417	-	22,483	2	22,485
Intra-group revenue	-	-	-	-	1	164	(165)	-	-	-
Interest income	646	104	210	447	570	5	-	1,982	15	1,997
Other investment return	8,139	(115)	468	2,409	830	26	-	11,757	8	11,765
Total revenue, net of reinsurance	18,017	1,673	2,434	8,361	5,290	612	(165)	36,222	25	36,247

Notes
(i)    The China JV segment is a joint venture accounted for using the equity method under IFRS, with the Group's share of its results net of related tax presented in a single line within the Group's profit before tax on a net of related tax basis, and therefore not shown in the analysis of revenue line items above. Revenue from external customers of the China JV in half year 2021 is $1,307 million (half year 2020: $980 million; full year 2020: $1,866 million).
(ii)   Other income comprises income from external customers and consists primarily of revenue from the Group's asset management business of $234 million (half year 2020: $200 million; full year 2020: $417 million from continuing operations). The remaining other income consists primarily of policy fee revenue from external customers.
(iii)  The 2020 outward reinsurance premiums of Singapore included a credit of $542 million for the recapture of previously reinsured business following a change in regulatory requirements.

B1.5  Additional segmental analysis of profit after tax from continuing operations

	2021 $m	2020 $m
	Half year	Half year	Full year
China JV	148	57	394
Hong Kong	441	108	994
Indonesia	179	184	409
Malaysia	135	135	256
Singapore	141	246	521
Growth markets and other	330	192	548
Eastspring	147	126	253
Total segment	1,521	1,048	3,375
Unallocated to a segment (central operations)*	(451)	(426)	(907)
Group total profit after tax from continuing operations	1,070	622	2,468
* Comprising costs attributable to the head office functions in London and Hong Kong including interest costs on core structural borrowings and restructuring and IFRS 17 implementation costs.

B2  Acquisition costs and other expenditure from continuing operations

	2021 $m	2020 $m
	Half year	Half year	Full year
Acquisition costs incurred for insurance policies	(1,026)	(950)	(2,080)
Acquisition costs deferred	373	261	617
Amortisation of acquisition costs	(186)	(157)	(308)
Administration costs and other expenditure (net of other reinsurance commission)note	(1,542)	(1,528)	(2,433)
Movements in amounts attributable to external unit holders of consolidated investment funds	(21)	(449)	(447)
Total acquisition costs and other expenditure from continuing operations	(2,402)	(2,823)	(4,651)

Note
Included in total administration costs and other expenditure is depreciation of property, plant and equipment of $(85) million (half year 2020: $(92) million; full year 2020: $(186) million from continuing operations), of which $(62) million (half year 2020: $(66) million; full year 2020: $(134) million from continuing operations) relates to the right-of-use assets recognised under IFRS 16 and interest on the IFRS 16 lease liabilities of $6 million (half year 2020: $8 million; full year 2020: $16 million from continuing operations). The full year 2020 amount also included a credit of $770 million for the commission arising from the reinsurance transaction entered into by the Hong Kong business during the year as discussed in note D1.1.

B3  Tax charge from continuing operations

B3.1  Total tax charge by nature
The total tax charge from continuing operations in the income statement is as follows:

	2021 $m	2020 $m
Tax charge	Half year Total	Half year Total	Full year Total
Attributable to shareholders:
Hong Kong	(16)	(16)	(15)
Indonesia	(45)	(61)	(125)
Malaysia*	(28)	(37)	(58)
Singapore	(23)	(47)	(87)
Growth markets* and other	(73)	(53)	(125)
Eastspring*	(15)	(17)	(30)
Total segment	(200)	(231)	(440)
Unallocated to a segment (central operations)	7	(13)	-
Tax charge attributable to shareholders	(193)	(244)	(440)
Attributable to policyholders:
Hong Kong	(40)	(30)	(60)
Indonesia	(2)	-	(3)
Malaysia*	(2)	9	(34)
Singapore	(194)	(42)	(170)
Growth markets* and other	-	(3)	(4)
Tax charge attributable to policyholders	(238)	(66)	(271)
Total tax charge from continuing operations	(431)	(310)	(711)

Analysed by:
Current tax	(189)	(190)	(383)
Deferred tax	(242)	(120)	(328)
Total tax charge from continuing operations	(431)	(310)	(711)
* Profit before tax includes Prudential's share of profit after tax from the joint ventures and associates that are equity-accounted for. Therefore, the actual tax charge in the income statement does not include tax arising from the results of joint ventures and associates including the China JV.

The reconciliation of the expected to actual tax charge attributable to shareholders is provided in B3.2 below. The tax charge attributable to policyholders of $(238) million (half year 2020: $(66) million; full year 2020: $(271) million) above is equal to the profit before tax attributable to policyholders. This is the result of accounting for policyholder income after the deduction of expenses and movement on unallocated surpluses on an after-tax basis.

B3.2  Reconciliation of shareholder effective tax rate
In the reconciliation below, the expected tax rate reflects the corporation tax rates that are expected to apply to the taxable profit or loss of the continuing operations. It reflects the corporation tax rates of each jurisdiction weighted by reference to the amount of profit or loss contributing to the aggregate result from continuing operations.

	2021			2020
	Half year		Half year		Full year
	Tax attributable to shareholders	Percentage impact on ETR	Tax attributable to shareholders	Percentage impact on ETR	Tax attributable to shareholders	Percentage impact on ETR
	$m	%	$m	%	$m	%

Adjusted operating profit	1,571		1,286		2,757
Non-operating (loss) profit*	(308)		(420)		151
Profit before tax	1,263		866		2,908
Tax charge at the expected rate	(259)	21%	(182)	21%	(602)	21%
Effects of recurring tax reconciliation items:
Income not taxable or taxable at concessionary ratesnote (i)	33	(3)%	31	(4)%	102	(4)%
Deductions not allowable for tax purposes	(34)	3%	(15)	2%	(32)	1%
Items related to taxation of life insurance businessesnote (ii)	71	(6)%	(7)	1%	152	(5)%
Deferred tax adjustments	(4)	0%	(3)	0%	(26)	1%
Unrecognised tax lossesnote (iii)	(66)	5%	(72)	8%	(146)	5%
Effect of results of joint ventures and associatesnote (iv)	37	(3)%	37	(4)%	129	(4)%
Irrecoverable withholding taxesnote (v)	(35)	3%	(26)	3%	(35)	1%
Other	2	0%	3	0%	17	(1)%
Total (charge) credit	4	(1)%	(52)	6%	161	(6)%
Effects of non-recurring tax reconciliation items:
Adjustments to tax charge in relation to prior years	6	0%	(21)	2%	(25)	1%
Movements in provisions for open tax mattersnote (vi)	59	(5)%	12	(1)%	33	(1)%
Impact of changes in local statutory tax rates	8	(1)%	(1)	0%	(1)	0%
Adjustments in relation to business disposals and corporate transactions	(11)	1%	-	-	(6)	0%
Total (charge) credit	62	(5)%	(10)	1%	1	0%
Total actual tax charge	(193)	15%	(244)	28%	(440)	15%
Analysed into:
Tax on adjusted operating profit	(222)		(274)		(497)
Tax on non-operating loss	29		30		57
Actual tax rate on:
Adjusted operating profit:
Including non-recurring tax reconciling itemsnote (vii)	14%		21%		18%
Excluding non-recurring tax reconciling items	19%		21%		18%
Total profitnote (vii)	15%		28%		15%
* 'Non-operating profit (loss)' is used to refer to items excluded from adjusted operating profit and includes short term investment fluctuations in investment returns on shareholder-backed business, corporate transactions and amortisation of acquisition accounting adjustments.

Notes
(i)    The $33 million (half year 2020: $31 million; full year 2020: $102 million) primarily relates to non-taxable investment income in Singapore and Malaysia.
(ii)   The $71 million (full year 2020: $152 million) primarily relates to Hong Kong where the taxable profit is computed as 5 per cent of net insurance premiums. The $(7) million adverse reconciling item at half year 2020 reflected non-tax deductible investment related marked-to-market losses.
(iii)  The $66 million (half year 2020: $(72) million; full year 2020: $(146) million) adverse reconciling item in unrecognised tax losses reflects losses arising where it is unlikely that relief for the losses will be available in future periods.
(iv)  Profit before tax includes Prudential's share of profit after tax from the joint ventures and associates. Therefore, the actual tax charge does not include tax arising from profit or loss of joint ventures and associates and is reflected as a reconciling item.
(v)   The Group incurs withholding tax on remittances received from certain jurisdictions and on certain investment income. Where these withholding taxes cannot be offset against corporate income tax or otherwise recovered, they represent a cost to the Group. Irrecoverable withholding tax on remittances is included in Other operations and is not allocated to any segment. Irrecoverable withholding tax on investment income is included in the relevant segment where the investment income is reflected.
(vi)  The statement of financial position contains the following provisions in relation to open tax matters.

Half year 2021 $m
At beginning of period	113
Reclassification of US operations as held for distribution	(3)
Movements in the current period included in tax charge attributable to shareholders	(59)
Provisions utilised in the period	(4)
Other movements*	(14)
At end of period	33
* Other movements include interest arising on open tax matters and amounts included in the Group's share of profits from joint ventures and associates, net of related tax.

(vii) The actual tax rate of the relevant business operations are shown below:

	Half year 2021%
	Hong Kong	Indonesia	Malaysia	Singapore	Growth markets and other	Eastspring	Other operations	Total attributable to shareholders
Tax rate on adjusted operating profit	4%	20%	18%	16%	14%	9%	2%	14%
Tax rate on profit before tax	4%	20%	17%	14%	18%	9%	2%	15%

	Half year 2020%
	Hong Kong	Indonesia	Malaysia	Singapore	Growth markets and other	Eastspring	Other operations	Total attributable to shareholders
Tax rate on adjusted operating profit	3%	25%	20%	16%	24%	12%	(3)%	21%
Tax rate on profit before tax	13%	25%	22%	16%	22%	12%	(3)%	28%

	Full year 2020%
	Hong Kong	Indonesia	Malaysia	Singapore	Growth markets and other	Eastspring	Other operations	Total attributable to shareholders
Tax rate on adjusted operating profit	3%	24%	18%	14%	22%	11%	0%	18%
Tax rate on profit before tax	1%	23%	18%	14%	19%	11%	0%	15%

Profit before tax includes Prudential's share of profit after tax from the joint ventures and associates. Therefore, the actual tax charge does not include tax arising from profit or loss of the Group's joint ventures and associates.

B4  Earnings per share

	Half year 2021
	Before tax	Tax	Non-controlling interests	Net of tax and non- controlling interests	Basic earnings per share	Diluted earnings per share
	$m	$m	$m	$m	cents	cents
Based on adjusted operating profit	1,571	(222)	(7)	1,342	51.6¢	51.6¢
Short-term fluctuations in investment returns on shareholder-backed business	(212)	26	-	(186)	(7.2)¢	(7.2)¢
Amortisation of acquisition accounting adjustments	(2)	-	-	(2)	(0.1)¢	(0.1)¢
Loss attaching to corporate transactions	(94)	3	-	(91)	(3.4)¢	(3.4)¢
Based on profit from continuing operations	1,263	(193)	(7)	1,063	40.9¢	40.9¢
Based on loss from discontinued US operations	(5,337)	(370)	634	(5,073)	(195.1)¢	(195.1)¢
Based on loss for the period	(4,074)	(563)	627	(4,010)	(154.2)¢	(154.2)¢

	Half year 2020
	Before tax	Tax	Non-controlling interests	Net of tax and non- controlling interests	Basic earnings per share	Diluted earnings per share
	$m	$m	$m	$m	cents	cents
Based on adjusted operating profit	1,286	(274)	(22)	990	38.1¢	38.1¢
Short-term fluctuations in investment returns on shareholder-backed business	(418)	30	-	(388)	(14.9)¢	(14.9)¢
Amortisation of acquisition accounting adjustments	(2)	-	-	(2)	(0.1)¢	(0.1)¢
Based on profit from continuing operations	866	(244)	(22)	600	23.1¢	23.1¢
Based on loss from discontinued US operations	(203)	115	-	(88)	(3.4)¢	(3.4)¢
Based on profit for the period	663	(129)	(22)	512	19.7¢	19.7¢

	Full year 2020
	Before tax	Tax	Non-controlling interests	Net of tax and non- controlling interests	Basic earnings per share	Diluted earnings per share
	$m	$m	$m	$m	cents	cents
Based on adjusted operating profit	2,757	(497)	(10)	2,250	86.6¢	86.6¢
Short-term fluctuations in investment returns on shareholder-backed business	(579)	49	-	(530)	(20.4)¢	(20.4)¢
Amortisation of acquisition accounting adjustments	(5)	-	-	(5)	(0.2)¢	(0.2)¢
Gain attaching to corporate transactions	735	8	-	743	28.6¢	28.6¢
Based on profit from continuing operations	2,908	(440)	(10)	2,458	94.6¢	94.6¢
Based on loss from discontinued US operations	(760)	477	(57)	(340)	(13.0)¢	(13.0)¢
Based on profit for the year	2,148	37	(67)	2,118	81.6¢	81.6¢

Basic earnings per share are calculated based on earnings attributable to ordinary shareholders, after related tax and non-controlling interests, divided by the weighted average number of ordinary shares outstanding during the year, excluding those held in employee share trusts, which are treated as cancelled. For diluted earnings per share, the weighted average number of shares in issue is adjusted to assume conversion of all dilutive potential ordinary shares. The Group's only class of potentially dilutive ordinary shares are those share options granted to employees where the exercise price is less than the average market price of the Company's ordinary shares during the year. No adjustment is made if the impact is anti-dilutive overall.

The weighted average number of shares for calculating basic and diluted earnings per share, which excludes those held in employee share trusts, is set out as below:

	Number of shares (in millions)
	2021	2020
	Half year	Half year	Full year
Weighted average number of shares for calculation of basic earnings per share	2,601	2,596	2,597
Shares under option at end of period	2	2	2
Shares that would have been issued at fair value on assumed option price at end of period	(2)	(2)	(2)
Weighted average number of shares for calculation of diluted earnings per share	2,601	2,596	2,597

B5        Dividends

	Half year 2021		Half year 2020		Full year 2020
	Cents per share	$m	Cents per share	$m	Cents per share	$m
Dividends relating to reporting period:
First interim ordinary dividend	5.37¢	140	5.37¢	140	5.37¢	140
Second interim ordinary dividend	-	-	-	-	10.73¢	280
Total	5.37¢	140	5.37¢	140	16.10¢	420
Dividends paid in reporting period:
Current year first interim ordinary dividend	-	-	-	-	5.37¢	140
Second interim ordinary dividend for prior year	10.73¢	283	25.97¢	674	25.97¢	674
Total	10.73¢	283	25.97¢	674	31.34¢	814

First and second interim dividends are recorded in the period in which they are paid.

Dividend per share
On 28 September 2021, Prudential will pay a first interim ordinary dividend of 5.37 cents per ordinary share for the year ending 31 December 2021. The dividend will be paid to shareholders included on the UK register at 6.00pm BST and to shareholders on the HK register at 4.30pm Hong Kong time on 20 August 2021 (Record Date) and also to the Holders of US American Depositary Receipts as at 20 August 2021. The dividend will be paid on or about 5 October 2021 to shareholders with shares standing to the credit of their securities accounts with The Central Depository (Pte) Limited (CDP) at 5.00pm Singapore time on the Record Date. Shareholders holding shares on the UK or Hong Kong share registers will continue to receive their dividend payments in either GBP or HKD respectively, unless they elect otherwise. Shareholders holding shares on the UK or Hong Kong registers may elect to receive dividend payments in USD. Elections must be made through the relevant UK or Hong Kong share registrar on or before 6 September (UK) and 13 September 2021 (HK) respectively. The corresponding amount per share in GBP and HKD is expected to be announced on or about 20 September 2021. The USD to GBP and HKD conversion rates will be determined by the actual rates achieved by Prudential buying those currencies prior to the subsequent announcement. Holders of American Depositary Receipts (ADRs) will continue to receive their dividend payments in USD. Shareholders holding an interest in Prudential shares through The Central Depository (Pte) Limited (CDP) in Singapore will continue to receive their dividend payments in SGD at an exchange rate determined by CDP.

Shareholders on the UK register are eligible to participate in a Dividend Reinvestment Plan.

C    FINANCIAL POSITION

C1  Group assets and liabilities by business type

The analysis below is structured to show the investments and other assets and liabilities of the Group by reference to the differing degrees of policyholder and shareholder economic interest of the different types of business.

Debt securities are analysed below according to the issuing government for sovereign debt and to credit ratings for the rest of the securities.

The Group uses the middle of the Standard & Poor's, Moody's and Fitch ratings, where available. Where ratings are not available from these rating agencies, local external rating agencies' ratings and lastly internal ratings have been used. Securities with none of the ratings listed above are classified as unrated and included under the 'below BBB- and unrated' category. The total securities (excluding sovereign debt) that were unrated at 30 June 2021 were $986 million (30 June 2020: $788 million; 31 December 2020: $780 million from continuing operations). Additionally, government debt is shown separately from the rating breakdowns in order to provide a more focused view of the credit portfolio.

In the table below, AAA is the highest possible rating. Investment grade financial assets are classified within the range of AAA to BBB- ratings. Financial assets which fall outside this range are classified as below BBB-.

30 Jun 2021 $m
Asia and Africa	US (discont'd)	Unallocated to a segment	Elimina- tion of intra-group debtors and creditors	Group total
Insurance
With -profits	Unit-linked	Other	Eastspring	Elimina- tions	Total
note (i)	note (i)	note (i)	note (vi)
Debt securitiesnote (v), note C1.1
Sovereign debt
Indonesia	362	589	568	1	-	1,520	-	-	-	1,520
Singapore	3,673	587	939	78	-	5,277	-	-	-	5,277
Thailand	-	-	1,847	16	-	1,863	-	-	-	1,863
United Kingdom	-	7	-	-	-	7	-	-	-	7
United States	26,233	45	2,917	-	-	29,195	-	-	-	29,195
Vietnam	-	17	2,799	-	-	2,816	-	-	-	2,816
Other (predominantly Asia)	1,951	692	3,790	18	-	6,451	-	-	-	6,451
Subtotal	32,219	1,937	12,860	113	-	47,129	-	-	47,129
Other government bonds
AAA	1,630	83	276	-	-	1,989	-	-	-	1,989
AA+ to AA-	79	4	12	-	-	95	-	-	-	95
A+ to A-	641	115	298	-	-	1,054	-	-	-	1,054
BBB+ to BBB-	83	26	110	-	-	219	-	-	-	219
Below BBB- and unrated	85	13	369	-	-	467	-	-	-	467
Subtotal	2,518	241	1,065	-	-	3,824	-	-	3,824
Corporate bonds
AAA	935	227	449	-	-	1,611	-	-	-	1,611
AA+ to AA-	1,950	393	1,777	-	-	4,120	-	-	-	4,120
A+ to A-	7,909	645	4,976	-	-	13,530	-	-	-	13,530
BBB+ to BBB-	9,324	1,281	4,938	-	-	15,543	-	-	-	15,543
Below BBB- and unrated	3,938	1,050	1,775	1	-	6,764	-	-	-	6,764
Subtotal	24,056	3,596	13,915	1	-	41,568	-	-	41,568
Asset-backed securities
AAA	64	6	63	-	-	133	-	-	-	133
AA+ to AA-	1	1	-	-	-	2	-	-	-	2
A+ to A-	19	-	17	-	-	36	-	-	-	36
BBB+ to BBB-	16	-	10	-	-	26	-	-	-	26
Below BBB- and unrated	6	2	2	-	-	10	-	-	-	10
Subtotal	106	9	92	-	-	207	-	-	-	207
Total debt securities	58,899	5,783	27,932	114	-	92,728	-	-	-	92,728
Loans
Mortgage loans	-	-	154	-	-	154	-	-	-	154
Policy loans	1,302	-	353	-	-	1,655	-	-	-	1,655
Other loans	618	-	13	-	-	631	-	-	-	631
Total loans	1,920	-	520	-	-	2,440	-	-	-	2,440
Equity securities and holdings in collective investment schemes
Direct equities	10,506	13,007	2,541	85	-	26,139	-	-	-	26,139
Collective investment schemes	23,936	7,476	2,907	6	-	34,325	-	2	-	34,327
Total equity securities and holdings in collective investment schemes	34,442	20,483	5,448	91	-	60,464	-	2	-	60,466
Other financial investmentsnote (ii)	1,140	195	2,373	93	-	3,801	-	28	-	3,829
Total financial investments	96,401	26,461	36,273	298	-	159,433	-	30	-	159,463
Investment properties	-	-	39	-	-	39	-	-	-	39
Investments in joint ventures and associates accounted for using the equity method	-	-	1,771	285	-	2,056	-	-	-	2,056
Cash and cash equivalents	945	1,000	1,406	177	-	3,528	-	2,767	-	6,295
Reinsurers' share of insurance contract liabilities	221	-	9,670	-	-	9,891	-	-	-	9,891
Other assetsnote (iii)	1,663	284	8,643	795	(67)	11,318	-	3,598	(3,289)	11,627
Assets held for distributionnote D1.2	-	-	-	-	-	-	335,760	-	(10)	335,750
Total assets	99,230	27,745	57,802	1,555	(67)	186,265	335,760	6,395	(3,299)	525,121

Shareholders' equity	-	-	13,287	1,079	-	14,366	2,667	(1,320)	-	15,713
Non-controlling interests	-	-	40	137	-	177	333	-	-	510
Total equity	-	-	13,327	1,216	-	14,543	3,000	(1,320)	-	16,223

Contract liabilities and unallocated surplus of with-profits funds	89,243	25,615	36,224	-	-	151,082	-	-	-	151,082
Core structural borrowings	-	-	-	-	-	-	-	6,404	-	6,404
Operational borrowings	156	-	107	21	-	284	-	611	-	895
Other liabilitiesnote (iv)	9,831	2,130	8,144	318	(67)	20,356	-	700	(3,299)	17,757
Liabilities held for distributionnote D1.2	-	-	-	-	-	-	332,760	-	-	332,760
Total liabilities	99,230	27,745	44,475	339	(67)	171,722	332,760	7,715	(3,299)	508,898
Total equity and liabilities	99,230	27,745	57,802	1,555	(67)	186,265	335,760	6,395	(3,299)	525,121
30 Jun 2020 $m
Asia and Africa	US (discont'd)	Unallocated to a segment	Elimina- tion of intra-group debtors and creditors	Group total
Insurance
With -profits	Unit-linked	Other	Eastspring	Elimina- tions	Total
note (i)	note (i)	note (i)
Debt securitiesnote (v), note C1.1
Sovereign debt
Indonesia	381	580	455	-	-	1,416	-	-	-	1,416
Singapore	2,788	525	904	88	-	4,305	-	-	-	4,305
Thailand	-	-	1,567	16	-	1,583	-	-	-	1,583
United Kingdom	-	7	-	-	-	7	-	154	-	161
United States	24,656	23	2,356	-	-	27,035	5,371	-	-	32,406
Vietnam	-	14	2,789	-	-	2,803	-	-	-	2,803
Other (predominantly Asia)	1,816	687	3,356	13	-	5,872	19	-	-	5,891
Subtotal	29,641	1,836	11,427	117	-	43,021	5,390	154	-	48,565
Other government bonds
AAA	1,464	103	479	-	-	2,046	447	-	-	2,493
AA+ to AA-	353	34	101	-	-	488	519	-	-	1,007
A+ to A-	524	113	226	-	-	863	191	-	-	1,054
BBB+ to BBB-	466	88	248	8	-	810	2	-	-	812
Below BBB- and unrated	104	17	332	-	-	453	-	-	-	453
Subtotal	2,911	355	1,386	8	-	4,660	1,159	-	-	5,819
Corporate bonds
AAA	1,122	270	504	-	-	1,896	265	-	-	2,161
AA+ to AA-	1,575	273	1,712	2	-	3,562	973	-	-	4,535
A+ to A-	6,670	808	4,723	-	-	12,201	11,792	-	-	23,993
BBB+ to BBB-	7,806	1,043	3,389	-	-	12,238	14,036	-	-	26,274
Below BBB- and unrated	2,835	655	952	3	-	4,445	2,046	-	-	6,491
Subtotal	20,008	3,049	11,280	5	-	34,342	29,112	-	-	63,454
Asset-backed securities
AAA	108	16	23	-	-	147	2,227	-	-	2,374
AA+ to AA-	36	6	8	-	-	50	184	-	-	234
A+ to A-	17	-	25	-	-	42	575	-	-	617
BBB+ to BBB-	15	-	10	-	-	25	193	-	-	218
Below BBB- and unrated	6	-	-	-	-	6	175	-	-	181
Subtotal	182	22	66	-	-	270	3,354	-	-	3,624
Total debt securities	52,742	5,262	24,159	130	-	82,293	39,015	154	-	121,462
Loans
Mortgage loans	-	-	158	-	-	158	8,119	-	-	8,277
Policy loans	1,189	-	332	-	-	1,521	4,705	-	-	6,226
Other loans	389	-	18	-	-	407	-	-	-	407
Total loans	1,578	-	508	-	-	2,086	12,824	-	-	14,910
Equity securities and holdings in collective investment schemes
Direct equities	14,493	10,345	1,541	56	-	26,435	263	-	-	26,698
Collective investment schemes	13,455	6,097	4,180	10	-	23,742	36	2	-	23,780
US separate account assets	-	-	-	-	-	-	184,220	-	-	184,220
Total equity securities and holdings in collective investment schemes	27,948	16,442	5,721	66	-	50,177	184,519	2	-	234,698
Other financial investmentsnote (ii)	991	572	1,856	97	-	3,516	3,827	36	-	7,379
Total financial investments	83,259	22,276	32,244	293	-	138,072	240,185	192	-	378,449
Investment properties	-	-	16	-	-	16	7	-	-	23
Investments in joint ventures and associates accounted for using the equity method	-	-	1,268	239	-	1,507	-	-	-	1,507
Cash and cash equivalents	913	599	1,277	132	-	2,921	2,493	2,970	-	8,384
Reinsurers' share of insurance contract liabilities	211	-	8,714	-	-	8,925	35,993	-	-	44,918
Other assetsnote (iii)	1,954	482	8,219	799	(33)	11,421	17,942	3,660	(3,139)	29,884
Total assets	86,337	23,357	51,738	1,463	(33)	162,862	296,620	6,822	(3,139)	463,165

Shareholders' equity	-	-	10,619	994	-	11,613	8,955	(1,458)	-	19,110
Non-controlling interests	-	-	38	159	-	197	-	-	-	197
Total equity	-	-	10,657	1,153	-	11,810	8,955	(1,458)	-	19,307

Contract liabilities and unallocated surplus of with-profits funds	76,647	21,376	33,758	-	-	131,781	265,655	-	-	397,436
Core structural borrowings	-	-	-	-	-	-	250	6,249	-	6,499
Operational borrowings	243	15	118	25	-	401	1,212	632	-	2,245
Other liabilitiesnote (iv)	9,447	1,966	7,205	285	(33)	18,870	20,548	1,399	(3,139)	37,678
Total liabilities	86,337	23,357	41,081	310	(33)	151,052	287,665	8,280	(3,139)	443,858
Total equity and liabilities	86,337	23,357	51,738	1,463	(33)	162,862	296,620	6,822	(3,139)	463,165

	31 Dec 2020 $m
	Asia and Africa						US (discont'd)	Unallocated to a segment	Elimina- tion of intra- group debtors and creditors	Group total
	Insurance
	With -profits	Unit-linked	Other	Eastspring	Elimina- tions	Total
	note (i)	note (i)	note (i)				note (vi)
Debt securitiesnote (v), note C1.1
Sovereign debt
Indonesia	385	658	564	12	-	1,619	-	-	-	1,619
Singapore	3,939	551	979	117	-	5,586	-	-	-	5,586
Thailand	-	-	1,999	11	-	2,010	-	-	-	2,010
United Kingdom	-	7	-	-	-	7	-	-	-	7
United States	24,396	21	2,551	-	-	26,968	5,126	-	-	32,094
Vietnam	-	11	2,881	-	-	2,892	-	-	-	2,892
Other (predominantly Asia)	1,322	700	3,681	19	-	5,722	30	-	-	5,752
Subtotal	30,042	1,948	12,655	159	-	44,804	5,156	-	-	49,960
Other government bonds
AAA	1,420	96	405	-	-	1,921	377	-	-	2,298
AA+ to AA-	129	2	28	-	-	159	522	-	-	681
A+ to A-	811	131	339	-	-	1,281	188	-	-	1,469
BBB+ to BBB-	452	16	196	-	-	664	3	-	-	667
Below BBB- and unrated	631	9	451	-	-	1,091	-	-	-	1,091
Subtotal	3,443	254	1,419	-	-	5,116	1,090	-	-	6,206
Corporate bonds
AAA	1,228	221	540	-	-	1,989	265	-	-	2,254
AA+ to AA-	1,943	476	1,871	-	-	4,290	869	-	-	5,159
A+ to A-	7,289	695	5,194	1	-	13,179	10,759	-	-	23,938
BBB+ to BBB-	9,005	1,299	4,785	-	-	15,089	12,686	-	-	27,775
Below BBB- and unrated	2,814	849	1,483	2	-	5,148	1,975	-	-	7,123
Subtotal	22,279	3,540	13,873	3	-	39,695	26,554	-	-	66,249
Asset-backed securities
AAA	74	9	24	-	-	107	2,110	-	-	2,217
AA+ to AA-	2	1	-	-	-	3	171	-	-	174
A+ to A-	15	-	16	-	-	31	741	-	-	772
BBB+ to BBB-	12	-	9	-	-	21	163	-	-	184
Below BBB- and unrated	9	2	8	-	-	19	48	-	-	67
Subtotal	112	12	57	-	-	181	3,233	-	-	3,414
Total debt securities	55,876	5,754	28,004	162	-	89,796	36,033	-	-	125,829
Loans
Mortgage loans	-	-	158	-	-	158	7,833	-	-	7,991
Policy loans	1,231	-	351	-	-	1,582	4,507	-	-	6,089
Other loans	492	-	16	-	-	508	-	-	-	508
Total loans	1,723	-	525	-	-	2,248	12,340	-	-	14,588
Equity securities and holdings in collective investment schemes
Direct equities	15,668	13,064	3,325	71	-	32,128	253	-	-	32,381
Collective investment schemes	18,125	7,392	1,638	10	-	27,165	25	2	-	27,192
US separate account assets	-	-	-	-	-	-	219,062	-	-	219,062
Total equity securities and holdings in collective investment schemes	33,793	20,456	4,963	81	-	59,293	219,340	2	-	278,635
Other financial investmentsnote (ii)	1,566	405	2,173	97	-	4,241	4,094	13	-	8,348
Total financial investments	92,958	26,615	35,665	340	-	155,578	271,807	15	-	427,400
Investment properties	-	-	16	-	-	16	7	-	-	23
Investments in joint ventures and associates accounted for using the equity method	-	-	1,689	273	-	1,962	-	-	-	1,962
Cash and cash equivalents	1,049	587	1,354	156	-	3,146	1,621	3,251	-	8,018
Reinsurers' share of insurance contract liabilities	257	-	11,106	-	-	11,363	35,232	-	-	46,595
Other assetsnote (iii)	1,538	252	9,418	839	(62)	11,985	19,813	3,624	(3,323)	32,099
Total assets	95,802	27,454	59,248	1,608	(62)	184,050	328,480	6,890	(3,323)	516,097

Shareholders' equity	-	-	12,861	1,102	-	13,963	8,511	(1,596)	-	20,878
Non-controlling interests	-	-	34	144	-	178	1,063	-	-	1,241
Total equity	-	-	12,895	1,246	-	14,141	9,574	(1,596)	-	22,119

Contract liabilities and unallocated surplus of with-profits funds	86,410	25,433	38,107	-	-	149,950	296,513	-	-	446,463
Core structural borrowings	-	-	-	-	-	-	250	6,383	-	6,633
Operational borrowings	194	-	105	23	-	322	1,498	624	-	2,444
Other liabilitiesnote (iv)	9,198	2,021	8,141	339	(62)	19,637	20,645	1,479	(3,323)	38,438
Total liabilities	95,802	27,454	46,353	362	(62)	169,909	318,906	8,486	(3,323)	493,978
Total equity and liabilities	95,802	27,454	59,248	1,608	(62)	184,050	328,480	6,890	(3,323)	516,097

Notes
(i)    'With-profits' comprises the with-profits assets and liabilities of the Hong Kong, Malaysia and Singapore operations. 'Other business' includes assets and liabilities of other participating business and other non-linked shareholder-backed business. 'Unit-linked' comprises the assets and liabilities held in the unit-linked funds.
(ii)   Other financial investments comprise derivative assets, other investments and deposits.
(iii)  Of total 'Other assets' at 30 June 2021, there are:
- Property, plant and equipment (PPE) of $525 million (30 June 2020: $640 million; 31 December 2020: $584 million from continuing operations). During half year 2021, the Group made additions of $24 million of PPE (half year 2020: $48 million; full year 2020: $76 million from continuing operations), of which $5 million relates to right-of-use assets (half year 2020: $6 million; full year 2020: $19 million from continuing operations).
- Premiums receivable of $758 million (30 June 2020: $778 million; 31 December 2020: $1,677 million from continuing operations), of which $715 million (30 June 2020: $734 million; 31 December 2020: $1,640 million from continuing operations) are due within one year.
(iv)  Within 'Other liabilities' at 30 June 2021 is accruals, deferred income and other liabilities of $8,017 million (30 June 2020: $8,459 million; 31 December 2020: $8,445 million from continuing operations), of which $7,133 million (30 June 2020: $7,870 million; 31 December 2020: $6,747 million from continuing operations) are due within one year.
(v)   The credit ratings, information or data contained in this report which are attributed and specifically provided by Standard & Poor's, Moody's and Fitch Solutions and their respective affiliates and suppliers ('Content Providers') is referred to here as the 'Content'. Reproduction of any Content in any form is prohibited except with the prior written permission of the relevant party. The Content Providers do not guarantee the accuracy, adequacy, completeness, timeliness or availability of any Content and are not responsible for any errors or omissions (negligent or otherwise), regardless of the cause, or for the results obtained from the use of such Content. The Content Providers expressly disclaim liability for any damages, costs, expenses, legal fees, or losses (including lost income or lost profit and opportunity costs) in connection with any use of the Content. A reference to a particular investment or security, a rating or any observation concerning an investment that is part of the Content is not a recommendation to buy, sell or hold any such investment or security, nor does it address the suitability of an investment or security and should not be relied on as investment advice.
(vi)  Assets and liabilities held for distribution at 30 June 2021 related to the Group's US operations which were classified as discontinued operations in half year 2021, as discussed in note A1. The condensed consolidated statement of financial position at 30 June 2021 has been presented after the elimination of all intragroup balances between the continuing and discontinued operations.

C1.1 Additional analysis of debt securities
This note provides additional analysis of the Group's debt securities. With the exception of certain debt securities, largely in Jackson, classified as 'available-for-sale' under IAS 39, the Group's debt securities are carried at fair value through profit or loss.

(i)    Holdings by consolidated investment funds of the Group
Of the Group's debt securities, the following amounts were held by the consolidated investment funds from continuing operations.

	2021 $m	2020 $m
	30 Jun	30 Jun	31 Dec
Debt securities held by consolidated investment funds from continuing operations	14,791	17,219	15,928

(ii)   Group bank debt exposure
The Group exposures held by the shareholder-backed business within continuing operations in bank debt securities are analysed below. The table excludes assets held to cover linked liabilities and those of the consolidated investment funds.

	2021 $m					2020 $m
	Senior debt	Subordinated debt			30 Jun	30 Jun	31 Dec
	Total	Tier 1	Tier 2	Total	Group total	Group total	Group total
Shareholder-backed business
Asia	890	180	86	266	1,156	1,414	1,307
Eurozone	89	-	41	41	130	82	78
United Kingdom	147	3	67	70	217	168	199
United States	1,000	3	41	44	1,044	621	939
Other	101	1	58	59	160	188	159
Continuing operations	2,227	187	293	480	2,707	2,473	2,682

C2    Fair value measurement

C2.1       Determination of fair value
The fair values of the financial instruments for which fair valuation is required under IFRS are determined by the use of current market bid prices for exchange-quoted investments, or by using quotations from independent third parties, such as brokers and pricing services or by using appropriate valuation techniques.

The estimated fair value of derivative financial instruments reflects the estimated amount the Group would receive or pay in an arm's-length transaction. This amount is determined using quoted prices if exchange listed, quotations from independent third parties or valued internally using standard market practices.

Other than the loans which have been designated at fair value through profit or loss, the carrying value of loans and receivables is presented net of provisions for impairment. The fair value of loans is estimated from discounted cash flows expected to be received. The discount rate used is updated for the market rate of interest where applicable.

The fair value of the subordinated and senior debt issued by the parent company is determined using quoted prices from independent third parties.

The fair value of financial liabilities (other than subordinated debt, senior debt and derivative financial instruments) is determined using discounted cash flows of the amounts expected to be paid.

Valuation approach for level 2 fair valued assets and liabilities
A significant proportion of the Group's level 2 assets are corporate bonds, structured securities and other non-national government debt securities. These assets, in line with market practice, are generally valued using a designated independent pricing service or quote from third-party brokers. These valuations are subject to a number of monitoring controls, such as comparison to multiple pricing sources where available, monthly price variances, stale price reviews and variance analysis on prices achieved on subsequent trades. For further detail on the valuation approach for level 2 fair valued assets and liabilities, refer to note C2.1 of the Group IFRS financial statements for the year ended 31 December 2020.

Valuation approach for level 3 fair valued assets and liabilities
Investments valued using valuation techniques include financial investments which by their nature do not have an externally quoted price based on regular trades, and financial investments for which markets are no longer active as a result of market conditions, eg market illiquidity. The valuation techniques used include comparison to recent arm's-length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, option-adjusted spread models and, if applicable, enterprise valuation.

The Group's valuation policies, procedures and analyses for instruments categorised as level 3 are overseen by Business Unit committees as part of the Group's wider financial reporting governance processes. The procedures undertaken include approval of valuation methodologies, verification processes, and resolution of significant or complex valuation issues. In undertaking these activities, the Group makes use of the extensive expertise of its asset management functions. In addition, the Group has minimum standards for independent price verification to ensure valuation accuracy is regularly independently verified. Adherence to this policy is monitored across the business units.

C2.2  Fair value measurement hierarchy of Group assets and liabilities
(i)    Assets and liabilities carried at fair value on the statement of financial position
The table below shows the assets and liabilities carried at fair value analysed by level of the IFRS 13 'Fair Value Measurement' defined fair value hierarchy. This hierarchy is based on the inputs to the fair value measurement and reflects the lowest level input that is significant to that measurement.

Continuing operations
All assets and liabilities held at fair value are classified as fair value through profit or loss (30 June 2020: $154 million; 31 December 2020: nil of debt securities classified as available-for-sale). All assets and liabilities held at fair value are measured on a recurring basis. As of 30 June 2021, the Group did not have any financial instruments that are measured at fair value on a non-recurring basis.

Discontinued US operations
At 30 June 2021, the fair value of the investment in Jackson (the Group's US operations) of $3,000 million (before non-controlling interests) is classified as level 2 within the fair value hierarchy as the primary inputs for determining the value are quoted prices for similar listed entities with similar product offerings operating in the US market. This re-measurement of fair value is on a non-recurring basis and is required as a result of Jackson's classification as held for distribution. Further details, including the additional fair value hierarchy of the underlying financial assets and liabilities of Jackson at 30 June 2021, are provided in note D1.2.

Financial instruments at fair value

	30 Jun 2021 $m
	Level 1	Level 2	Level 3
	Quoted prices (unadjusted) in active markets	Valuation based on significant observable market inputs	Valuation based on significant unobservable market inputs	Total
Continuing operations		note (a)	note (b)
Loans	-	560	5	565
Equity securities and holdings in collective investment schemes	52,299	7,695	472	60,466
Debt securities	75,221	17,475	32	92,728
Other investments (including derivative assets)	391	94	-	485
Derivative liabilities	(192)	(220)	-	(412)
Total financial investments, net of derivative liabilities	127,719	25,604	509	153,832
Investment contract liabilities without discretionary participation features	-	(825)	-	(825)
Net asset value attributable to unit holders of consolidated investment funds	(5,770)	-	-	(5,770)
Total financial instruments at fair value	121,949	24,779	509	147,237
Percentage of total (%)	83%	17%	0%	100%

Analysed by business type:
Financial investments, net of derivative liabilities at fair value, from continuing operations:
With-profits	80,526	12,874	415	93,815
Unit-linked	25,279	985	-	26,264
Non-linked shareholder-backed business	21,914	11,745	94	33,753
Total financial investments net of derivative liabilities, at fair value	127,719	25,604	509	153,832
Percentage of total continuing operations (%)	83%	17%	0%	100%

Total financial investments, net of derivative liabilities at fair value	127,719	25,604	509	153,832
Other financial liabilities at fair value	(5,770)	(825)	-	(6,595)
Group total financial instruments at fair value from continuing operations	121,949	24,779	509	147,237

	30 Jun 2020 $m
	Level 1	Level 2	Level 3
	Quoted prices (unadjusted) in active markets	Valuation based on significant observable market inputs	Valuation based on significant unobservable market inputs	Total
		note (a)	note (b)
Loans	-	-	3,606	3,606
Equity securities and holdings in collective investment schemes	230,670	3,554	474	234,698
Debt securities	64,300	57,091	71	121,462
Other investments (including derivative assets)	109	2,350	1,569	4,028
Derivative liabilities	(65)	(402)	-	(467)
Total financial investments, net of derivative liabilities	295,014	62,593	5,720	363,327
Investment contract liabilities without discretionary participation features	-	(936)	-	(936)
Net asset value attributable to unit holders of consolidated investment funds	(5,521)	(8)	(438)	(5,967)
Other financial liabilities held at fair value	-	-	(3,743)	(3,743)
Total financial instruments at fair value	289,493	61,649	1,539	352,681
Percentage of total (%)	82%	18%	0%	100%

Analysed by business type:
Financial investments, net of derivative liabilities at fair value, from continuing operations:
With-profits	67,290	12,963	314	80,567
Unit-linked	20,503	1,208	-	21,711
Non-linked shareholder-backed business	17,453	12,624	61	30,138
Total financial investments, net of derivative liabilities at fair value	105,246	26,795	375	132,416
Other financial liabilities at fair value	(5,521)	(944)	-	(6,465)
Total financial instruments, net of derivative liabilities, at fair value from continuing operations	99,725	25,851	375	125,951
Percentage of total continuing operations (%)	79%	21%	0%	100%

Total financial instruments, net of derivative liabilities, at fair value from discontinued US operationsnote (c)	189,768	35,798	1,164	226,730
Group total financial instruments at fair value	289,493	61,649	1,539	352,681

	31 Dec 2020 $m
	Level 1	Level 2	Level 3
	Quoted prices (unadjusted) in active markets	Valuation based on significant observable market inputs	Valuation based on significant unobservable market inputs	Total
		note (a)	note (b)
Loans	-	416	3,461	3,877
Equity securities and holdings in collective investment schemes	272,863	5,224	548	278,635
Debt securities	75,998	49,769	62	125,829
Other investments (including derivative assets)	123	2,477	1,866	4,466
Derivative liabilities	(298)	(184)	-	(482)
Total financial investments, net of derivative liabilities	348,686	57,702	5,937	412,325
Investment contract liabilities without discretionary participation features	-	(792)	-	(792)
Net asset value attributable to unit holders of consolidated investment funds	(5,464)	(17)	(494)	(5,975)
Other financial liabilities held at fair value	-	-	(3,589)	(3,589)
Total financial instruments at fair value	343,222	56,893	1,854	401,969
Percentage of total (%)	86%	14%	0%	100%

Analysed by business type:
Financial investments, net of derivative liabilities at fair value, from continuing operations:
With-profits	78,203	11,481	395	90,079
Unit-linked	25,144	1,075	-	26,219
Non-linked shareholder-backed business	20,999	12,068	89	33,156
Total financial investments, net of derivative liabilities at fair value	124,346	24,624	484	149,454
Other financial liabilities at fair value	(5,464)	(809)	-	(6,273)
Total financial instruments, net of derivative liabilities, at fair value from continuing operations	118,882	23,815	484	143,181
Percentage of total continuing operations (%)	83%	17%	0%	100%

Total financial instruments, net of derivative liabilities, at fair value from discontinued US operationsnote (c)	224,340	33,078	1,370	258,788
Group total financial instruments at fair value	343,222	56,893	1,854	401,969

Notes
(a)   Of the total level 2 debt securities of $17,475 million at 30 June 2021, (30 June 2020: $23,496 million; 31 December 2020: $18,868 million from continuing operations), $163 million (30 June 2020: $130 million; 31 December 2020: $140 million from continuing operations) are valued internally. The majority of such securities are valued using matrix pricing, which is based on assessing the credit quality of the underlying borrower to derive a suitable discount rate relative to government securities of a comparable duration. Under matrix pricing, the debt securities are priced taking the credit spreads on comparable quoted public debt securities and applying these to the equivalent debt instruments factoring in a specified liquidity premium. The majority of the parameters used in this valuation technique are readily observable in the market and, therefore, are not subject to interpretation.
(b)   At 30 June 2021, the Group held $509 million (30 June 2020: $375 million; 31 December 2020: $484 million from continuing operations) of net financial instruments at fair value within level 3. This represents less than 0.5 per cent for all periods from continuing operations of the total fair valued financial assets net of financial liabilities. Of this amount, equity securities of $4 million (30 June 2020: $1 million; 31 December 2020: $2 million from continuing operations) are internally valued, representing less than 0.1 per cent for all periods of the total fair valued financial assets net of financial liabilities. Internal valuations are inherently more subjective than external valuations.

Level 3 financial assets net of financial liabilities comprise the following:

-      Equity securities and holdings in collective investment schemes of $472 million (30 June 2020: $356 million; 31 December 2020: $445 million from continuing operations) consisting primarily of property and infrastructure funds held by the participating funds, which are externally valued using the net asset value of the invested entities; and
-      Other sundry individual financial instruments of a net asset of $37 million (30 June 2020: net asset of $19 million; 31 December 2020: net asset of $39 million from continuing operations).

Of the net asset of $509 million at 30 June 2021 (30 June 2020: $375 million; 31 December 2020: $484 million from continuing operations) referred to above:

-      A net asset of $415 million (30 June 2020: $314 million; 31 December 2020: $395 million from continuing operations) is held by the Group's participating funds and therefore shareholders' profit and equity are not impacted by movements in the valuation of these financial instruments; and

-      A net asset of $94 million (30 June 2020: $61 million; 31 December 2020: $89 million from continuing operations) is held to support non-linked shareholder-backed business, Of this, $90 million is externally valued and are therefore inherently less subjective than internal valuations. If the value of all these level 3 financial instruments decreased by 10 per cent, the change in valuation would be $(9) million (30 June 2020: $(6) million; 31 December 2020: $(9) million from continuing operations), which would reduce shareholders' equity by this amount before tax. All of this amount would pass through the income statement substantially as part of short-term fluctuations in investment returns outside of adjusted operating profit.

(c)   The analysis of fair value hierarchy of the discontinued US operations' underlying financial assets and liabilities at 30 June 2021 is included in note D1.2.

(ii)   Transfers into and transfers out of levels
The Group's policy is to recognise transfers into and transfers out of levels as of the end of each half year reporting period except for material transfers which are recognised as of the date of the event or change in circumstances that caused the transfer. Transfers are deemed to have occurred when there is a material change in the observed valuation inputs or a change in the level of trading activities of the securities.

During half year 2021, the transfers between levels within the continuing operations' portfolios, were primarily transfers from level 1 to level 2 of $1,953 million and transfers from level 2 to level 1 of $1,975 million. These transfers relate to equity securities and debt securities arose to reflect the change in the observed valuation inputs and, in certain cases, the change in the level of trading activities of the securities. There were no transfers into level 3 in the period (30 June 2020: $14 million; 31 December 2020: $32 million from continuing operations).

(iii)  Fair value measurements for level 3 fair valued assets and liabilities
Reconciliation of movements in level 3 assets and liabilities measured at fair value
The following table reconciles the value of level 3 fair valued assets and liabilities at the beginning of the period to that presented at the end of the period.

Total investment return recorded in the income statement represents interest and dividend income, realised gains and losses, unrealised gains and losses on the assets classified at fair value through profit and loss and foreign exchange movements on an individual entity's overseas investments.

Total gains and losses recorded in other comprehensive income includes unrealised gains and losses on debt securities held as available-for-sale principally within Jackson and foreign exchange movements arising from the retranslation of the Group's overseas subsidiaries and branches.

	Half year 2021 $m
	Continuing operations
Reconciliation of movements in level 3 assets and liabilities measured at fair value	Loans	Equity securities and holdings in collective investment schemes	Debt securities	Net asset value attributable to unit holders of consolidated investment funds	US (discont'd)	Group total
Balance at beginning of period	6	445	33	-	1,370	1,854
Total gains (losses) in income statementnote	(1)	21	-	-	199	219
Total gains (losses) recorded in other comprehensive income	-	(5)	(1)	-	-	(6)
Purchases and other additions	-	11	-	-	125	136
Sales	-	-	-	-	(302)	(302)
Issues	-	-	-	-	(175)	(175)
Settlements	-	-	-	-	140	140
Transfers out of level 3	-	-	-	-	(20)	(20)
Balance at end of period	5	472	32	-	1,337	1,846

	Half year 2020 $m
	Continuing operations
Reconciliation of movements in level 3 assets and liabilities measured at fair value	Loans	Equity securities and holdings in collective investment schemes	Debt securities	Net asset value attributable to unit holders of consolidated investment funds	US (discont'd)	Group total
Balance at beginning of period	-	264	6	(2)	1,140	1,408
Total gains (losses) in income statementnote	-	(10)	(1)	2	(48)	(57)
Total gains (losses) recorded in other comprehensive income	-	(4)	-	-	-	(4)
Purchases and other additions	-	175	-	-	94	269
Sales	-	(69)	-	-	(68)	(137)
Issues	-	-	-	-	(1)	(1)
Settlements	-	-	-	-	8	8
Transfers into level 3	-	-	14	-	39	53
Balance at end of period	-	356	19	-	1,164	1,539

	Full year 2020 $m
	Continuing operations
Reconciliation of movements in level 3 assets and liabilities measured at fair value	Loans	Equity securities and holdings in collective investment schemes	Debt securities	Net asset value attributable to unit holders of consolidated investment funds	US (discont'd)	Group total
Balance at beginning of year	-	264	6	(2)	1,140	1,408
Total gains (losses) in income statementnote	-	49	(5)	2	(72)	(26)
Total gains (losses) recorded in other comprehensive income	-	9	-	-	(2)	7
Purchases and other additions	-	255	-	-	363	618
Sales	-	(132)	-	-	(123)	(255)
Issues	6	-	-	-	(204)	(198)
Settlements	-	-	-	-	247	247
Transfers into level 3	-	-	32	-	21	53
Balance at end of year	6	445	33	-	1,370	1,854

Note
Of the total net gains from continuing operations in the income statement of $20 million at half year 2021 (half year 2020: loss of $(9) million; full year 2020: $46 million from continuing operations), $20 million (half year 2020: loss of $(38) million; full year 2020: $12 million from continuing operations) relates to net unrealised gains and losses of financial instruments still held at the end of the period, which can be analysed as follows:

	2021 $m	2020 $m
	Half year	Half year	Full year
Loan	(1)	-	-
Equity securities and holdings in collective investment schemes	21	(38)	11
Debt securities	-	-	1
Total continuing operations	20	(38)	12

Of the total net gains from the discontinued US operations in the income statement of $199 million at half year 2021 (half year 2020: loss of $(48) million; full year 2020: loss of $(72) million from discontinued operations), $223 million (half year 2020: loss of $(65) million; full year 2020: loss of $(58) million from discontinued operations) relates to net unrealised gains and losses of financial instruments still held at the end of the period.

(iv)  Assets and liabilities at amortised cost and their fair value
The table below shows the financial assets and liabilities carried at amortised cost on the statement of financial position and their fair value. Cash deposits, accrued income, other debtors, accruals, deferred income and other liabilities are excluded from the analysis below. These are carried at amortised cost, which approximates fair value. The carrying value of investment contracts with discretionary participation features is on an IFRS 4 basis, which is also excluded from the analysis below, as it is impractical to determine the fair value of these contracts due to the lack of a reliable basis to measure participation features.

	2021 $m			2020 $m
	30 Jun		30 Jun		31 Dec
	Carrying value	Fair value	Carrying value	Fair value	Carrying value	Fair value
Assets
Loans	1,875	2,245	2,086	1,947	1,826	2,026
Liabilities
Core structural borrowings of shareholder-financed businesses	(6,404)	(7,029)	(6,249)	(6,728)	(6,383)	(7,178)
Operational borrowings (excluding lease liabilities)	(500)	(500)	(549)	(549)	(501)	(501)
Obligations under funding, securities lending and sale and repurchase agreements	(396)	(396)	-	-	(271)	(231)
Total continuing operations	(5,425)	(5,680)	(4,712)	(5,330)	(5,329)	(5,884)
Discontinued US operations			(5,001)	(5,260)	(5,497)	(5,516)
Group total			(9,713)	(10,590)	(10,826)	(11,400)

C3  Policyholder liabilities and unallocated surplus

C3.1  Movement in policyholder liabilities and unallocated surplus of with-profits funds from continuing operations
The items below represent the amount attributable to changes in policyholder liabilities and unallocated surplus of with-profits funds as a result of each of the components listed for the continuing operations of the Group. The policyholder liabilities shown include investment contracts without discretionary participation features (as defined in IFRS 4) and their full movement in the period. The items are shown gross of external reinsurance.

	Half year 2021 $m
	With-	Shareholder-backed business		Total
	profits business	Unit-linked liabilities	Other business	continuing operations
At 1 January 2021	86,410	32,506	46,639	165,555
Comprising:
- Policyholder liabilities on the balance sheet	81,193	25,433	38,107	144,733
- Unallocated surplus of with-profits funds on the balance sheet	5,217	-	-	5,217
- Group's share of policyholder liabilities relating to joint ventures and associatesnote (a)	-	7,073	8,532	15,605
Premiums:note (b)
New business	900	1,237	942	3,079
In-force	3,617	1,211	2,469	7,297
	4,517	2,448	3,411	10,376
Surrendersnotes (b)(c)	(393)	(1,724)	(410)	(2,527)
Maturities/deaths/other claim events	(852)	(101)	(505)	(1,458)
Net flows	3,272	623	2,496	6,391
Shareholders' transfers post tax	(62)	-	-	(62)
Investment-related items and other movementsnote (d)	201	997	(2,994)	(1,796)
Foreign exchange translation differencesnote (e)	(578)	(532)	(230)	(1,340)
At 30 June 2021	89,243	33,594	45,911	168,748
Comprising:
- Policyholder liabilities on the balance sheet	82,970	25,615	36,224	144,809
- Unallocated surplus of with-profits funds on the balance sheet	6,273	-	-	6,273
- Group's share of policyholder liabilities relating to joint ventures and associatesnote (a)	-	7,979	9,687	17,666

	Half year 2020 $m
	With-	Shareholder-backed business		Total
	profits business	Unit-linked liabilities	Other business	continuing operations
			note (g)
At 1 January 2020	70,308	28,850	33,598	132,756
Comprising:
- Policyholder liabilities on the balance sheet	65,558	23,571	27,000	116,129
- Unallocated surplus of with-profits funds on the balance sheet	4,750	-	-	4,750
- Group's share of policyholder liabilities relating to joint ventures and associatesnote (a)	-	5,279	6,598	11,877
Premiums:note (b)
New business	375	909	1,009	2,293
In-force	4,216	1,148	2,089	7,453
	4,591	2,057	3,098	9,746
Surrendersnotes (b)(c)	(381)	(1,209)	(493)	(2,083)
Maturities/deaths/other claim events	(676)	(87)	(390)	(1,153)
Net flows	3,534	761	2,215	6,510
Shareholders' transfers post-tax	(54)	-	-	(54)
Investment-related items and other movementsnotes (d)(g)	3,387	(2,243)	5,419	6,563
Foreign exchange translation differencesnote (e)	(528)	(794)	(264)	(1,586)
At 30 June 2020	76,647	26,574	40,968	144,189
Comprising:
- Policyholder liabilities on the balance sheet	71,135	21,376	33,758	126,269
- Unallocated surplus of with-profits funds on the balance sheet	5,512	-	-	5,512
- Group's share of policyholder liabilities relating to joint ventures and associatesnote (a)	-	5,198	7,210	12,408

Average policyholder liability balancesnote (f)
Half year 2021	82,082	33,050	46,275	161,407
Half year 2020	68,347	27,712	37,283	133,342

Notes
(a)   The Group's investments in joint ventures and associates are accounted for on an equity method and the Group's share of the policyholder liabilities as shown above relate to the life business of the China JV, India and the Takaful business in Malaysia.
(b)   The analysis includes the impact of premiums, claims and investment movements on policyholders' liabilities. The impact does not represent premiums, claims and investment movements as reported in the income statement. For example, premiums shown above exclude any deductions for fees/charges; claims (surrenders, maturities, deaths and other claim events) shown above represent the policyholder liabilities provision released rather than the claims amount paid to the policyholder. The analysis also includes net flows of the Group's insurance joint ventures and associate.
(c)   The rate of surrenders for shareholder-backed business (expressed as a percentage of opening policyholder liabilities) was 2.7 per cent in the first half of 2021 (half year 2020: 2.7 per cent).
(d)   Investment-related items and other movements in the first half of 2021 primarily represents the effects of higher interest rates on the discount rates applied in the measurement of the policyholder liabilities, partially offset by higher level of investment returns from equities mainly within with-profits and unit-linked funds.
(e)   Movements in the period have been translated at the average exchange rates for the period ended 30 June 2021 and 2020. The closing balance has been translated at the closing spot rates as at 30 June 2021 and 2020. Differences upon retranslation are included in foreign exchange translation differences.
(f)    Average policyholder liabilities have been based on opening and closing balances, adjusted for any acquisitions, disposals and other corporate transactions arising in the year, and exclude unallocated surplus of with-profits funds.
(g)   The total movement on Africa policyholder liabilities, apart from foreign exchange movements, has been included within Investment-related items and other movements. This balance also includes the benefit of any acquisitions in the period.

C3.2  Movement in gross and reinsurers' share of policyholder liabilities
Analysis of the movement in the period of the Group's gross contract liabilities, reinsurer's share of insurance contract liabilities and unallocated surplus of with-profits funds (excluding those held by joint ventures and associates) is provided below:

	Contract liabilities	Reinsurers' share of insurance contract liabilities	Unallocated surplus of with-profits funds
	$m	$m	$m
At 1 January 2021	441,246	(46,595)	5,217
Reclassification of US operations as held for distribution	(296,513)	35,232	-
Income and expense included in the income statementnotes (a)(c)	1,354	1,450	1,070
Other movementsnote (b)	25	-	-
Foreign exchange translation differences	(1,303)	22	(14)
At 30 June 2021	144,809	(9,891)	6,273

At 1 January 2020	385,678	(13,856)	4,750
Income and expense included in the income statementnote (a)
From continuing operations	11,251	(3,466)	742
From discontinued US operations	(3,696)	(27,600)	-
	7,555	(31,066)	742
Other movementsnote (b)
From continuing operations	88	-	-
From discontinued US operations	(198)	-	-
	(110)	-	-
Foreign exchange translation differences	(1,199)	4	20
At 30 June 2020	391,924	(44,918)	5,512

Notes

(a)   The total charge for benefit and claims in half year 2021 shown in the income statement comprises the amounts shown as 'income and expense included in the income statement' in the table above together with claims paid of $4,143 million in the period (half year 2020: $3,418 million from continuing operations) and claim amounts attributable to reinsurers of $(269) million (half year 2020: $(217) million from continuing operations).

(b)   Other movements include premiums received and claims paid on investment contracts without discretionary participating features, which are taken directly to the statement of financial position in accordance with IAS 39.
(c)   The movement in the gross contract liabilities during half year 2021 included the impact of a change to allow for illiquidity premium in the calculation of the valuation interest rate (VIR) used to value long-term insurance liabilities in Thailand. The VIR, after allowing for the illiquidity premium, is more reflective of the product characteristics and the effect of the change was such that the accounting mismatch between the valuation of the assets and insurance liabilities is reduced. The change reduced policyholder liabilities of the Thailand's shareholder-backed business at 30 June 2021 by circa $220 million. The resulting benefit in the income statement was included within short-term fluctuations in investment returns in the Group's supplementary analysis of profit.
(d)   The segmental analysis of the total charge for benefit and claims and movement in unallocated surplus, net of reinsurance in the income statement is shown below:

	Half year 2021 $m
	Hong Kong	Indonesia	Malaysia	Singapore	Growth markets and other	Total segment*
Claims incurred, net of reinsurance	(818)	(602)	(482)	(1,346)	(755)	(4,003)
(Increase) decrease in policyholder liabilities, net of reinsurance	(369)	266	(68)	(2,197)	(307)	(2,675)
Movement in unallocated surplus of with-profits funds	(1,121)	-	51	-	-	(1,070)
Benefits and claims and movement in unallocated surplus, net of reinsurance	(2,308)	(336)	(499)	(3,543)	(1,062)	(7,748)

	Half year 2020 $m
	Hong Kong	Indonesia	Malaysia	Singapore	Growth markets and other	Total segment*
Claims incurred, net of reinsurance	(775)	(460)	(376)	(1,046)	(632)	(3,289)
(Increase) decrease in policyholder liabilities, net of reinsurance	(7,510)	758	(39)	(473)	(433)	(7,697)
Movement in unallocated surplus of with-profits funds	(624)	-	(118)	-	-	(742)
Benefits and claims and movement in unallocated surplus, net of reinsurance	(8,909)	298	(533)	(1,519)	(1,065)	(11,728)
* The China JV segment is a joint venture accounted for using the equity method under IFRS, with the Group's share of its results net of related tax presented in a single line within the Group's profit before tax, and therefore not shown in the analysis of benefit and claims items above.

C4  Intangible assets

C4.1  Goodwill
Goodwill shown on the consolidated statement of financial position at 30 June 2021 represents amounts allocated to businesses in Asia and Africa in respect of both acquired asset management and life businesses. There has been no impairment as at 30 June 2021.

	2021 $m	2020 $m
	30 Jun	30 Jun	31 Dec
Carrying value at beginning of period	961	969	969
Exchange differences	(35)	(27)	(8)
Carrying value at end of period	926	942	961

C4.2  Deferred acquisition costs and other intangible assets

	2021 $m	2020 $m
	30 Jun	30 Jun	31 Dec
Deferred acquisition costs and other intangible assets attributable to shareholdersnote C4.3	6,451	18,538	20,275
Other intangible assets, including computer software, attributable to with-profits funds	74	66	70
Total of deferred acquisition costs and other intangible assets	6,525	18,604	20,345
Analysed as:
Deferred acquisition costs and other intangible assets from continuing operations
Attributable to shareholder-backed businessnote	6,451	5,990	6,394
Attributable to with-profits business	74	66	70
Deferred acquisition costs and other intangible assets from discontinued US operations	-	12,548	13,881
Total of Deferred acquisition costs and other intangible assets	6,525	18,604	20,345

Note
The deferred acquisition costs (DAC) and other intangible assets attributable to shareholders from continuing operations comprise:

	2021 $m	2020 $m
	30 Jun	30 Jun	31 Dec
DAC related to insurance contracts as classified under IFRS 4	2,468	2,039	2,319
DAC related to investment management contracts, including life assurance contracts classified as financial instruments and investment management contracts under IFRS 4	37	34	34
DAC related to insurance and investment contracts	2,505	2,073	2,353
Distribution rights	3,765	3,747	3,851
Present value of acquired in-force policies for insurance contracts as classified under IFRS 4 (PVIF)	31	34	34
Other intangibles	150	136	156
Present value of acquired in-force (PVIF) and other intangibles attributable to shareholders	3,946	3,917	4,041
Total of DAC and other intangible assets	6,451	5,990	6,394

C4.3  Movement in DAC and other intangible assets attributable to shareholders

	2021 $m			2020 $m
	DAC	Other	Half year	Half year	Full year
		intangibles	Total	Total	Total
		note
Balance at beginning of period:	16,216	4,059	20,275	17,409	17,409
Reclassification of US operations as held for distribution	(13,863)	(18)	(13,881)	-	-
Additions	374	101	475	1,518	2,471
Amortisation to the income statement:
From continuing operations	(186)	(145)	(331)	(262)	(518)
From discontinued US operations in the 2020 comparatives	-	-	-	(321)	374
	(186)	(145)	(331)	(583)	(144)
Amortisation of DAC related to the discontinued US operations recognised within other comprehensive income in the 2020 comparatives	-	-	-	248	494
Disposals and transfers	-	(3)	(3)	(13)	(12)
Exchange differences and other movements	(36)	(48)	(84)	(41)	57
Balance at end of period	2,505	3,946	6,451	18,538	20,275

Note
Other intangibles comprise distribution rights, present value of acquired in-force (PVIF) and other intangibles such as software rights. Distribution rights relate to amounts that have been paid or have become unconditionally due for payment as a result of past events in respect of bancassurance partnership arrangements. These agreements allow for bank distribution of Prudential's insurance products for a fixed period of time. Software rights include additions of $11 million, amortisation of $(11) million, foreign exchange of $(3) million and closing balance at 30 June 2021 of $81 million (30 June 2020: $62 million; 31 December 2020: $84 million from continuing operations).

C5  Borrowings

C5.1  Core structural borrowings of shareholder-financed businesses

	2021 $m	2020 $m
	30 Jun	30 Jun	31 Dec
Continuing operations:
Subordinated debt:
US$250m 6.75% Notesnote (i)	250	250	250
US$300m 6.5% Notesnote (i)	300	300	300
US$700m 5.25% Notes	700	700	700
US$1,000m 5.25% Notes	1,000	997	999
US$725m 4.375% Notes	725	723	723
US$750m 4.875% Notes	747	746	746
€20m Medium Term Notes 2023	24	22	24
£435m 6.125% Notes 2031	596	533	590
Senior debt:note (ii)
£300m 6.875% Notes 2023	411	366	406
£250m 5.875% Notes 2029	317	280	312
$1,000m 3.125% Notes 2030	984	982	983
Bank loans:
$350m Loan 2024	350	350	350
Total continuing operations	6,404	6,249	6,383
Discontinued US operations: Jackson US$250m 8.15% Surplus Notes 2027note (iii)		250	250
Total core structural borrowings of shareholder-financed businesses		6,499	6,633

Notes
(i)    These borrowings can be converted, in whole or in part, at the Company's option and subject to certain conditions, on any interest payment date, into one or more series of Prudential preference shares.
(ii)   The senior debt ranks above subordinated debt in the event of liquidation.
(iii)  Jackson's borrowings are unsecured and subordinated to all present and future indebtedness, policy claims and other creditor claims of Jackson.

C5.2  Operational borrowings

	2021 $m	2020 $m
	30 Jun	30 Jun	31 Dec
Shareholder-financed business
Borrowings in respect of short-term fixed income securities programmes (commercial paper)	500	506	501
Lease liabilities under IFRS 16	239	260	251
Other borrowings	-	24	-
Operational borrowings from continuing operations	739	790	752
Discontinued US operations:
Non-recourse borrowings of consolidated investment funds		1,081	994
Lease liabilities under IFRS 16		58	51
Senior debt issued through the Federal Home Loan Bank of Indianapolis (FHLB)		73	453
Operational borrowings from discontinued US operations		1,212	1,498
Group total operational borrowings attributable to shareholder-financed businesses		2,002	2,250

With profits business
Lease liabilities under IFRS 16	156	224	194
Other borrowings	-	19	-
Total continuing and Group total operational borrowings attributable to with-profits businesses	156	243	194
Group total operational borrowings	895	2,245	2,444

C6   Sensitivity analysis to key market risks

The Group's risk framework and the management of risks, including those attached to the Group's financial statements, including financial assets, financial liabilities and insurance liabilities, have been included in the Group Chief Risk and Compliance Officer's report on the risks facing our business and how these are managed. The following sections set out the sensitivity of the Group's profit or loss and shareholders' equity from the continuing operations to instantaneous changes in interest rates and equity levels, which are then assumed to remain unchanged for the long term. Further information of the Group's sensitivity to key risks was set out in the Group's financial statements for the year ended 31 December 2020.

C6.1  Continuing insurance operations
The table below shows the sensitivity of shareholders' equity as at 30 June 2021, 30 June 2020 and 31 December 2020 for continuing insurance operations to the following market risks:

-      1 per cent increase and 0.5 per cent decrease in interest rates (based on local government bond yields at the valuation date) in isolation and subject to a floor of zero; and
-      Instantaneous 10 per cent rise and 20 per cent fall in the market value of equity and property assets. The equity risk sensitivity analysis assumes that all equity indices fall by the same percentage.

The sensitivities below only allow for limited management actions such as changes to policyholder bonuses, where applicable. If the economic conditions set out in the sensitivities persisted, the financial impacts may differ to the instantaneous impacts shown below. Given the continuous risk management processes in place, management could take additional actions to help mitigate the impact of these stresses, including (but not limited to) rebalancing investment portfolios, increased use of reinsurance, repricing of in-force benefits, changes to new business pricing and the mix of new business being sold. The sensitivities reflect all consequential impacts from market movements at the valuation date. Where liabilities are directly valued using short-term historic average rates, the average interest rates in the sensitivities are adjusted accordingly and reflected in the impact on these liabilities. These sensitivities do not include movements in credit risk, such as movements in credit spreads, and hence the valuation of debt securities and policyholder liabilities. A one-letter credit downgrade in isolation (ie ignoring any consequential change in valuation) would not have a material impact on IFRS profit or shareholders' equity.

Net effect on shareholders' equity from continuing insurance operations	2021 $m	2020 $m
	30 Jun	30 Jun	31 Dec
Shareholders' equity from continuing insurance operations	13,287	10,619	12,861
Sensitivity to key market risks*:
Interest rates and consequential effects - 1% increase	(533)	64	(318)
Interest rates and consequential effects - 0.5% decrease	(381)	(1,203)	(1,274)
Equity/property market values - 10% rise	387	302	410
Equity/property market values - 20% fall	(803)	(559)	(848)
* The effect from the changes in interest rates or equity and property prices above, if they arose, would impact profit after tax for the continuing insurance operations and would mostly be recorded within short-term fluctuations in investment returns. The impact on profit after tax would be the same as the net effect on shareholders' equity. In the context of the Group, the results of the Africa insurance operations are not materially impacted by interest rate or equity rate changes.

The degree of sensitivity of the results of the non-linked shareholder-backed business of the continuing insurance operations to movements in interest rates depends upon the degree to which the liabilities under the 'grandfathered' IFRS 4 measurement basis reflects market interest rates from period to period. This varies by business unit.

For example:

-      Certain businesses apply US GAAP, for which the results can be more sensitive as the effect of interest rate movements on the backing investments may not be offset by liability movements;
-      The level of options and guarantees in the products written in a particular business unit will affect the degree of sensitivity to interest rate movements; and
-      The degree of sensitivity of the results is dependent on the interest rate level at that point of time.

The sensitivity of the insurance operations presented as a whole at a given point in time will also be affected by a change in the relative size of the individual businesses.

For many operations the sensitivities are dominated by the impact of interest rate movements on the value of government and corporate bond investments, which are expected to decrease in value as interest rates increase to a greater extent than the offsetting decrease in liabilities. This arises because the discount rate in some operations does not fluctuate in line with interest rate movements. At higher levels of interest rates, the liabilities become less sensitive to interest rate movements and the effects on assets becomes more dominant, as is observed at 30 June 2021 with interest rates being higher than at 31 December 2020.

The 'decrease of 0.5%' sensitivities reflects that some business units' liabilities become more sensitive at a further decrease in interest rates and the increases in liabilities as rates decrease begin to exceed asset gains. The liability movements also reflect the prudent nature of some of the regulatory regimes which leads to duration of liabilities that are longer than would be expected on a more economic basis and hence results in a mismatch with the assets that are managed on a more realistic basis. Following increases in interest rates over the first half of 2021, under a 0.5% decrease of interest rate scenario the increases in liabilities still exceed the asset gains, however at the higher interest rates at 30 June 2021 the impacts are smaller than at the very low rates observed during 2020. As noted above, the results only allow for limited management actions, and if such economic conditions persisted management could take additional actions to help mitigate the impact of these stresses, including (but not limited to) rebalancing investment portfolios, increased use of reinsurance, changes to new business pricing and the mix of new business being sold.

Generally, changes in equity and property investment values are not directly offset by movements in non-linked policyholder liabilities. Movements in equities backing with-profits and unit-linked business have been excluded as they are generally matched by an equal movement in insurance liabilities (including unallocated surplus of with-profits funds). The impact on changes to future profitability as a result of changes to the asset values within unit-linked or with-profits funds have not been included in the sensitivity above. The estimated sensitivities shown above include equity and property investments held by the Group's joint venture and associate businesses.

C6. 2 Eastspring and central operations
The profit for the period of asset management operations is sensitive to the level of assets under management, as this significantly affects the value of management fees earned by the business in the current and future periods.

The Group's asset management and central operations do not hold significant financial investments. At 30 June 2021, the financial investments of the central operations are principally short-term treasury bills and money market funds held by the Group's treasury function for liquidity purposes and so there is limited sensitivity to interest rate movements.

C7  Deferred tax assets and liabilities

The statement of financial position contains the following deferred tax assets and liabilities in relation to:

	Half year 2021 $m
	Balance at 1 Jan	Remove discontinued US operations	Movement in income statement	Other movements including foreign exchange movements	Balance at 30 Jun
Deferred tax assets
Unrealised losses or gains on investments	-	-	1	-	1
Balances relating to investment and insurance contracts	87	-	(1)	(37)	49
Short-term temporary differences	4,662	(4,513)	5	(3)	151
Unused tax losses	109	(29)	16	1	97
Total	4,858	(4,542)	21	(39)	298

Deferred tax liabilities
Unrealised losses or gains on investments	(1,063)	691	73	2	(297)
Balances relating to investment and insurance contracts	(1,765)	-	(322)	71	(2,016)
Short-term temporary differences	(3,247)	2,832	(14)	7	(422)
Total	(6,075)	3,523	(263)	80	(2,735)

	Half year 2020 $m
	Balance at 1 Jan	Movement in income statement	Movement through other comprehensive income	Other movements including foreign exchange movements	Balance at 30 Jun
Deferred tax assets
Unrealised losses or gains on investments	-	-	-	1	1
Balances relating to investment and insurance contracts	32	8	-	(1)	39
Short-term temporary differences	133	27	-	(5)	155
Unused tax losses	106	(47)	-	1	60
Total continuing operations	271	(12)	-	(4)	255
Discontinued US operations	3,804	194	-	6	4,004
Group total	4,075	182	-	2	4,259

Deferred tax liabilities
Unrealised losses or gains on investments	(289)	19	-	5	(265)
Balances relating to investment and insurance contracts	(1,507)	(110)	-	68	(1,549)
Short-term temporary differences	(350)	(17)	-	6	(361)
Total continuing operations	(2,146)	(108)	-	79	(2,175)
Discontinued US operations	(3,091)	(11)	7	(8)	(3,103)
Group total	(5,237)	(119)	7	71	(5,278)

C8  Share capital, share premium and own shares

	30 Jun 2021			30 Jun 2020			31 Dec 2020
Issued shares of 5p each	Number of ordinary shares	Share capital	Share premium	Number of ordinary shares	Share capital	Share premium	Number of ordinary shares	Share capital	Share premium
fully paid:		$m	$m		$m	$m		$m	$m
Balance at beginning of period	2,609,489,702	173	2,637	2,601,159,949	172	2,625	2,601,159,949	172	2,625
Shares issued under share-based schemes	6,121,839	-	8	7,700,498	-	10	8,329,753	1	12
Balance at end of period	2,615,611,541	173	2,645	2,608,860,447	172	2,635	2,609,489,702	173	2,637

Options outstanding under save as you earn schemes to subscribe for shares at each period end shown below are as follows:

	Number of shares	Share price range		Exercisable
	to subscribe for	from	to	by year
30 Jun 2021	1,774,131	964p	1,455p	2026
30 Jun 2020	2,197,782	1,104p	1,455p	2025
31 Dec 2020	2,320,320	964p	1,455p	2026

Transactions by Prudential plc and its subsidiaries in Prudential plc shares
The Group buys and sells Prudential plc shares ('own shares') in relation to its employee share schemes. The cost of own shares of $261 million at 30 June 2021 (30 June 2020: $237 million; 31 December 2020: $243 million) is deducted from retained earnings. The Company has established trusts to facilitate the delivery of shares under employee incentive plans. At 30 June 2021, 11.4 million (30 June 2020: 11.5 million; 31 December 2020: 11.2 million) Prudential plc shares with a market value of $217 million (30 June 2020: $173 million; 31 December 2020: $205 million) were held in such trusts, all of which are for employee incentive plans. The maximum number of shares held during the period was 15.1 million which was in March 2021.

Within the trusts, shares are notionally allocated by business unit reflecting the employees to which the awards were made.

The Company purchased the following number of shares in respect of employee incentive plans:

	Number of shares purchased (in millions)	Cost* $m
Half year 2021	2.8	60.1
Half year 2020	5.8	75.2
Full year 2020	6.3	83.0
* The cost in USD shown has been calculated from the share prices in pounds sterling using the monthly average exchange rate for the month in which those shares were purchased.

All share transactions were made on an exchange other than the Stock Exchange of Hong Kong.

Other than set out above, the Group did not purchase, sell or redeem any Prudential plc listed securities during half year 2021 or 2020.

D    OTHER INFORMATION

D1  Corporate transactions

D1.1  (Loss) gain attaching to corporate transactions

	2021 $m	2020 $m
	Half year	Half year	Full year
Loss attaching to corporate transactions as shown separately on the condensed consolidated income statementnote (i)	(56)	-	(30)
(Loss) gain arising on reinsurance transaction undertaken by the Hong Kong businessnote (ii)	(38)	-	765
Total (loss) gain attaching to corporate transactions from continuing operationsnote B1.1	(94)	-	735

Notes
(i)    The loss attaching to corporate transactions includes $(28) million incurred by Prudential plc during the period (full year 2020: $(20) million) of costs associated with the separation of Jackson. Additionally, the half year 2021 amount includes $(28) million of payment for the termination of loss of office made to the former chief executive of Jackson as discussed further in note D4.
(ii)   The benefit in full year 2020 arose from a co-reinsurance quota share transaction undertaken by the Hong Kong business in December 2020 as part of the Group's on-going asset/liability management. Surpluses (or losses) arising from the business being reinsured are shared with the reinsurer in accordance with the terms of the treaty. During half year 2021, the treaty resulted in $(38) million being due to the reinsurer for surpluses arising on the policies being reinsured with the amounts recognised within 'Outward reinsurance premiums', 'Benefits and claims and movement in unallocated surplus of with-profits funds, net of reinsurance' and 'Acquisition costs and other expenditure' in the condensed consolidated income statement. This treaty helps mitigate the effect of the accounting mismatch under the existing regulatory framework in Hong Kong and is part of our management of the transition to the new RBC regime.

D1.2  Discontinued US operations held for distribution
In January 2021, the Board of Prudential plc announced that it had decided to pursue the separation of its US operations (Jackson) from the Group through a demerger, whereby shares in Jackson would be distributed to Prudential shareholders. In May 2021, the Group announced that it expected to complete the demerger in the second half of 2021, subject to regulatory and shareholder approvals. In accordance with IFRS 5, 'Non-current assets held for sale and discontinued operations', the US operations have therefore been classified as both held for distribution and discontinued operations within these condensed consolidated financial statements.

At the point of demerger, Prudential plc is planning to retain a 19.9 per cent non-controlling voting interest (19.7 per cent economic interest) in Jackson, which will be reported within the consolidated financial position as a financial investment at fair value in other operations. Subject to market conditions, the Group intends to monetise a portion of this investment to support investment in Asia within 12 months of the planned demerger, such that the Group will own less than 10 per cent at the end of such period.

In light of the foreseeable realisation of the investment, a loss on remeasurement to fair value has been recognised of $(7,507) million in half year 2021, reducing the carrying value of Jackson to its fair value. $(6,674) million of this remeasurement relates to the Group's 88.9 per cent economic interest in Jackson, with the remaining $(833) million attributable to non-controlling interests. The fair value has been determined with reference to a valuation range determined by considering publicly available information on listed equities of similar profile to Jackson in the US market, which is set by considering the ratio of quoted market capitalisation to net asset value in published financial statements, excluding accumulated unrealised investment gains recognised in other comprehensive income, together with valuations implied by dividend and stock repurchase yields, and applying these ratios to Jackson's net assets and expected dividends and stock repurchases.

As Jackson is an unlisted entity, the fair value of the Group's interest is inherently uncertain. On completion of the proposed demerger Jackson will become a separately listed entity and its market value will become directly observable, which may differ from the current estimate. To reflect this uncertainty, the estimate of the fair value of Jackson includes a discount to the valuation ratios of similar peer entities, representing our best estimate within the valuation range placing the valuation in the middle of the valuation range. If a valuation at the bottom of the estimated range were selected, the loss on remeasurement to fair value at 30 June 2021 would increase by $(500) million, with $(445) million attributable to the Group's economic interest in Jackson.

On completion of the proposed demerger the Group's pre-demerger interest in Jackson will be remeasured to its observable fair value at that date, with any remeasurement gain or loss recognised in the results of discontinued operations. At the same time, the fair value of the interest in Jackson distributed to the Group's shareholders will be recognised directly as a reduction in Group equity. The planned 19.9 per cent retained interest (19.7 per cent economic interest) of Jackson to be held post demerger will be held at fair value within the IFRS balance sheet going forward.

The results for the discontinued US operations presented in the condensed consolidated financial statements are analysed below.

(i)    Income statement

	2021 $m	2020 $m
	Half year	Half year	Full year
Gross premiums earned	9,969	8,892	19,026
Outward reinsurance premiumsnote (a)	(187)	(30,195)	(30,584)
Earned premiums, net of reinsurance	9,782	(21,303)	(11,558)
Investment return and other income	25,597	(247)	31,321
Total revenue, net of reinsurancenote (b)	35,379	(21,550)	19,763
Benefits and claims, net of reinsurance	(32,025)	21,583	(19,617)
Acquisition costs and other expenditure	(1,133)	(236)	(888)
Loss attaching to corporate transactionsnote (c)	(51)	-	(18)
Total charge, net of reinsurance	(33,209)	21,347	(20,523)
Profit (loss) before tax	2,170	(203)	(760)
Tax (charge) credit	(370)	115	477
Profit (loss) after tax	1,800	(88)	(283)
Re-measurement to fair value	(7,507)	-	-
Loss for the period	(5,707)	(88)	(283)
Attributable to:
Equity holders of the Company	(5,073)	(88)	(340)
Non-controlling interests from continuing operations	(634)	-	57
Loss for the period	(5,707)	(88)	(283)

Notes
(a)   In 2020, outward reinsurance premiums included $(30.2) billion paid during the period in respect of the reinsurance of substantially all of Jackson's in-force fixed and fixed indexed annuity liabilities to Athene Life Re Ltd.
(b)   Included within total revenue is intragroup revenue received by the US operations from the continuing operations of $19 million (half year 2020: $17 million; full year 2020: $37 million).
(c)   Loss attaching to corporate transactions comprises the costs incurred by Jackson during half year 2021 and the second half of 2020 in relation to the demerger.

(ii)   Total comprehensive income

	2021 $m	2020 $m
	Half year	Half year	Full year
Loss for the period	(5,707)	(88)	(283)
Other comprehensive (loss) income
Items that may be reclassified subsequently to profit or loss:
Valuation movements on available-for-sale debt securities in the period	(1,232)	2,540	2,717
Valuation movements on available-for-sale debt securities recycled to profit or loss	25	(2,817)	(2,817)
	(1,207)	(277)	(100)
Related change in amortisation of DAC	99	248	494
Related tax	241	7	(102)
Total items that may be reclassified subsequently to profit or loss	(867)	(22)	292
Total comprehensive (loss) income for the period	(6,574)	(110)	9
Attributable to:
Equity holders of the Company	(5,844)	(110)	(40)
Non-controlling interests from continuing operations	(730)	-	49
Total comprehensive (loss) income for the period	(6,574)	(110)	9

(iii)  Balance sheet

	2021 $m	2020 $m
	30 Jun	30 Jun	31 Dec
Assets
Deferred acquisition costs and other intangible assets	13,836	12,549	13,881
Reinsurers' share of insurance contract liabilities	34,263	35,993	35,232
Separate account assetsnotes (a)(b)	239,806	184,220	219,062
Other financial investmentsnotes (b)(c)	48,929	55,972	52,745
Other assetsnote (d)	4,975	5,393	5,939
Cash and cash equivalents	1,161	2,493	1,621
Adjustment for remeasurement of the carrying value of the business to fair valuenote (d)	(7,210)	-	-
Total assets held for distribution	335,760	296,620	328,480
Equity
Shareholders' equity	2,667	8,955	8,511
Non-controlling interests	333	-	1,063
Total Equity	3,000	8,955	9,574
Liabilities
Policyholder liabilitiesnote (a)	311,947	265,655	296,513
Other liabilitiesnotes (b)(d)	20,761	21,962	22,350
Derivative liabilitiesnote (b)	52	48	43
Total liabilities	332,760	287,665	318,906
Total equity and liabilities	335,760	296,620	328,480

Notes
(a)   The separate account assets comprise investments in mutual funds attaching to the variable annuity business that are held in the separate account. The related liabilities are reported in policyholder liabilities at an amount equal to the separate account assets.
(b)   The table below shows the analysis of the underlying financial assets and liabilities carried at fair value as at 30 June 2021, analysed by level of the IFRS 13, 'Fair Value Measurement' defined fair value hierarchy. Analysis of fair value hierarchy for comparative periods is provided in note C2.2(i).

	30 Jun 2021 $m
	Level 1	Level 2	Level 3*
	Quoted prices (unadjusted) in active markets	Valuation based on significant observable market inputs	Valuation based on significant unobservable market inputs	Total
Loans	-	-	3,538	3,538
Equity securities and holdings in collective investment schemes	239,814	58	103	239,975
Debt securities	4,468	28,529	31	33,028
Other investments (including derivative assets)	-	1,466	1,968	3,434
Derivative liabilities	-	(52)	-	(52)
Total financial investments, net of derivative liabilities	244,282	30,001	5,640	279,923
Net asset value attributable to unit holders of consolidated investment funds	-	-	(599)	(599)
Other financial liabilities held at fair value	-	-	(3,704)	(3,704)
Discontinued US operations' total financial instruments at fair value	244,282	30,001	1,337	275,620
* The reconciliation of the movements in the level 3 assets and liabilities measured at fair value of the discontinued US operations is provided in note C2.2(iii).

(c)   Excluding cash deposits, accrued income, other debtors, accruals, deferred income and other liabilities where carrying value approximates fair value, the IFRS value of the financial assets and liabilities carried at amortised cost of the discontinued US operations was a net liability of $(4,057) million at 30 June 2021. This compares to a corresponding fair value of $(4,061) million.
(d)   Represents the residual adjustment required to remeasure the disposal group at fair value, after the impairment has been allocated to individual classes of asset that are within the scope of the measurement requirements of IFRS 5 to the maximum extent possible. Of the total impairment recognised of $7,507 million; $297 million has been allocated to property, plant and equipment (presented within other assets above).

D2  Contingencies and related obligations

The Group is involved in various litigation and regulatory proceedings. These may from time to time include class actions involving Jackson. While the outcome of such litigation and regulatory issues cannot be predicted with certainty, the Group believes that their ultimate outcome will not have a material adverse effect on the Group's financial condition, results of operations or cash flows.

There have been no material changes to the Group's contingencies and related obligations in the six months ended 30 June 2021.

D3  Post balance sheet events

First interim ordinary dividend
The 2021 first interim ordinary dividend approved by the Board of Directors after 30 June 2021 is as described in note B5.

D4  Related party transactions

Save for the following, the nature of the related party transactions of the Group has not changed from those described in note D4 to the Group's consolidated financial statements for the year ended 31 December 2020.

On 5 April 2021, pursuant to a separation agreement, Jackson National Life agreed to pay circa $23.5 million to Michael Falcon, the former chief executive officer of Jackson, as a series of cash lump sum payments for termination of loss of office, and agreed that Mr. Falcon will retain 98,311 Prudential ADRs that had been previously deferred under the Deferred Annual Incentive Plan. Prudential has agreed to reimburse Jackson National Life for such payments. On completion of the demerger, the Prudential ADRs will be translated into Jackson Shares with an equivalent value. They will be released on the original timeline, ie in 2022 and 2023, and will remain subject to the original malus and clawback provisions. Other than these transactions, there were no transactions with related parties during the six months ended 30 June 2021 which have had a material effect on the results or financial position of the Group.

Statement of Directors' responsibilities

The Directors (who are listed below) are responsible for preparing the Half Year Financial Report in accordance with applicable law and regulations.

Accordingly, the Directors confirm that to the best of their knowledge:

-    the condensed consolidated financial statements have been prepared in accordance with IAS 34, 'Interim Financial Reporting', as adopted for use in the UK;

-    the Half Year Financial Report includes a fair review of information required by:

(a) DTR 4.2.7R of the Disclosure Guidance and Transparency Rules, being an indication of important events that have occurred during the six months ended 30 June 2021, and their impact on the condensed consolidated financial statements, and a description of the principal risks and uncertainties for the remaining six months of the year; and
(b) DTR 4.2.8R of the Disclosure Guidance and Transparency Rules, being related party transactions that have taken place during the six months ended 30 June 2021 and that have materially affected the financial position or performance of the Group during that period; and any changes in the related party transactions described in the Group's consolidated financial statements for the year ended 31 December 2020 that could do so.

Prudential plc Board of Directors:

Chair Shriti Vadera Executive Directors Michael Wells Mark FitzPatrick CA James Turner FCA FCSI FRM
Independent Non-executive Directors
The Hon. Philip Remnant CBE FCA
Jeremy Anderson CBE
Chua Sock Koong
David Law ACA
Ming Lu
Anthony Nightingale CMG SBS JP
Alice Schroeder
Thomas Watjen
Fields Wicker-Miurin OBE
Jeanette Wong
Amy Yip

10 August 2021
Independent Review Report to Prudential plc

Conclusion
We have been engaged by the Company to review the condensed set of financial statements in the Half Year Financial Report for the six months ended 30 June 2021 which comprises the Condensed Consolidated Income Statement, the Condensed Consolidated Statement of Comprehensive Income, the Condensed Consolidated Statement of Changes in Equity, the Condensed Consolidated Statement of Financial Position, the Condensed Consolidated Statement of Cash Flows and the related explanatory notes.

Based on our review, nothing has come to our attention that causes us to believe that the condensed set of financial statements in the Half Year Financial Report for the six months ended 30 June 2021 is not prepared, in all material respects, in accordance with IAS 34 Interim Financial Reporting as adopted for use in the UK and the Disclosure Guidance and Transparency Rules ('the DTR') of the UK's Financial Conduct Authority ('the UK FCA').

Scope of review
We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410 Review of Interim Financial Information Performed by the Independent Auditor of the Entity issued by the Auditing Practices Board for use in the UK. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. We read the other information contained in the Half Year Financial Report and consider whether it contains any apparent misstatements or material inconsistencies with the information in the condensed set of financial statements.

A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Directors' responsibilities
The Half Year Financial Report, including the IFRS condensed set of financial statements therein, is the responsibility of, and has been approved by, the Directors. The Directors are responsible for preparing the Half Year Financial Report in accordance with the DTR of the UK FCA.

The latest annual financial statements of the Group were prepared in accordance with International Financial Reporting Standards adopted pursuant to Regulation (EC) No 1606/2002 as it applies in the European Union and in accordance with international accounting standards in conformity with the requirements of the Companies Act 2006 and the next annual financial statements will be prepared in accordance with UK-adopted international accounting standards. The Directors are responsible for preparing the condensed set of financial statements included in the Half Year Financial Report in accordance with IAS 34 as adopted for use in the UK.

Our responsibility
Our responsibility is to express to the Company a conclusion on the condensed set of financial statements in the Half Year Financial Report based on our review.

The purpose of our review work and to whom we owe our responsibilities
This report is made solely to the Company in accordance with the terms of our engagement to assist the Company in meeting the requirements of the DTR of the UK FCA. Our review of the condensed set of financial statements has been undertaken so that we might state to the Company those matters we are required to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company for our review work, for this report, or for the conclusions we have reached.

Philip Smart
for and on behalf of KPMG LLP
Chartered Accountants
15 Canada Square
London
E14 5GL
10 August 2021

I     Additional financial information

I(i)  Group capital position

Overview
Prudential applies the Insurance (Group Capital) Rules set out in the Group-wide Supervision (GWS) Framework issued by the Hong Kong Insurance Authority (IA) to determine group regulatory capital requirements (both minimum and prescribed levels). The GWS Framework became effective for Prudential upon designation by the Hong Kong IA on 14 May 2021 and replaced the local capital summation method (LCSM) which was used for determination of the 31 December 2020 Group capital position as agreed with the Hong Kong IA.

The GWS methodology is largely consistent with that previously applied under LCSM with the exception of the treatment of debt instruments which are subject to transitional arrangements under the GWS Framework. Under the GWS Framework, all debt instruments (senior and subordinated) issued by Prudential plc at the date of designation meet the transitional conditions set by the Hong Kong IA and are included as eligible group capital resources. Under the LCSM, only specific bonds (being those subordinated debt instruments issued by Prudential plc at the date of demerger of M&G plc) were included as eligible group capital resources.

Had Prudential been subject to the GWS Framework at 31 December 2020, the Group shareholder GWS capital surplus over the Group Minimum Capital Requirement (GMCR) would have been $12.6 billion equivalent to a coverage ratio of 361 per cent, compared to a surplus of $11.0 billion and coverage ratio of 328 per cent as reported under the LCSM. On a Group shareholder excluding Jackson basis the GWS capital surplus (over GMCR) would have been $9.4 billion equivalent to a coverage ratio of 370 per cent, compared to a surplus of $7.8 billion and coverage ratio of 323 per cent as reported under the LCSM. Further detail on the GWS Framework's Insurance (Group Capital) Rules are included in the basis of preparation section below.

Applying this GWS basis, the Prudential Group total regulatory GWS capital coverage ratio of total capital resources over the regulatory GMCR at 30 June 2021 was 351 per cent (31 December 2020: 343 per cent), before allowing for the payment of the 2021 first interim ordinary dividend. The Group holds material participating business in Hong Kong, Singapore and Malaysia. If the capital resources and minimum capital requirement attributed to this policyholder business are excluded, then the Prudential Group shareholder GWS capital coverage ratio of capital resources over the GMCR at 30 June 2021 was 380 per cent (31 December 2020: 361 per cent), before allowing for the payment of the 2021 first interim ordinary dividend.

The Prudential Group excluding Jackson total regulatory GWS capital surplus of capital resources over the regulatory GMCR at 30 June 2021 was $26.6 billion, before allowing for the payment of the 2021 first interim ordinary dividend, equating to a coverage ratio of 349 per cent. Excluding the capital resources and minimum capital requirement of participating business in Hong Kong, Singapore and Malaysia, the Prudential Group shareholder excluding Jackson GWS capital surplus of capital resources over the GMCR at 30 June 2021 was $10.1 billion, before allowing for the payment of the 2021 first interim ordinary dividend, equating to a coverage ratio of 383 per cent. The GWS group capital adequacy requirements have been met since the GWS Framework became effective for Prudential upon designation.

Estimated Group excluding Jackson GWS capital position based on Group Minimum Capital Requirement (GMCR)note (1,2)

	30 Jun 2021			31 Dec 2020
Amounts attributable to Prudential plc	Total	Less policyholder	Shareholder	Total	Less policyholder	Shareholder
Capital resources ($bn)	37.2	(23.6)	13.6	34.9	(22.1)	12.8
Group Minimum Capital Requirement ($bn)	10.6	(7.1)	3.5	10.1	(6.7)	3.4
GWS capital surplus (over GMCR) ($bn)	26.6	(16.5)	10.1	24.8	(15.4)	9.4
GWS coverage ratio (over GMCR) (%)	349%		383%	344%		370%

Further detail on the Group shareholder excluding Jackson GWS capital position is presented below at 30 June 2021 and 31 December 2020 for comparison:

			Shareholder
30 Jun 2021 ($bn)	Total Asia and Africa	Less policyholder	Asia and Africa	Unallocated to a segment	Group
Capital resources	35.7	(23.6)	12.1	1.5	13.6
Group Minimum Capital Requirement	10.6	(7.1)	3.5	-	3.5
GWS capital surplus (over GMCR)	25.1	(16.5)	8.6	1.5	10.1

			Shareholder
31 Dec 2020 ($bn)	Total Asia and Africa	Less policyholder	Asia and Africa	Unallocated to a segment	Group
Capital resources	33.7	(22.1)	11.6	1.2	12.8
Group Minimum Capital Requirement	10.1	(6.7)	3.4	-	3.4
GWS capital surplus (over GMCR)	23.6	(15.4)	8.2	1.2	9.4

Notes
(1)   The Group total regulatory results presented in the tables above reflect the Insurance (Group Capital) Rules as set out in the GWS Framework. In particular, the 31 December 2020 capital results have been restated from those previously disclosed on a LCSM basis to reflect the treatment of grandfathered debt instruments under the GWS Framework, this increased eligible group capital resources by $1.6 billion compared to the LCSM basis.
(2)   The Group excluding Jackson GWS capital positions are presented before including the value of the proposed retained 19.7 per cent non-controlling economic interest in US operations. This retained interest is expected to be included in the Group capital resources valued at 60 per cent of the market value.

Sensitivity analysis
The estimated sensitivity of the Group shareholder excluding Jackson GWS capital position (based on GMCR) to changes in market conditions at 30 June 2021 is shown below.

	30 Jun 2021
Impact of market sensitivities	Surplus ($bn)	Ratio (%)
Base position	10.1	383%
Impact of:
10% increase in equity markets	0.3	6%
20% fall in equity markets	(0.6)	(6)%
40% fall in equity markets	(1.0)	(4)%
50 basis points reduction in interest rates	(0.3)	(20)%
100 basis points increase in interest rates	(0.5)	(2)%
100 basis points increase in credit spreads	(0.3)	(1)%

The sensitivity results above assume instantaneous market movements and reflect all consequential impacts as at the valuation date. The sensitivity results also allow for limited management actions such as changes to future policyholder bonuses and rebalancing investment portfolios where relevant. If such economic conditions persisted, the financial impacts may differ to the instantaneous impacts shown above. In this case management could also take additional actions to help mitigate the impact of these stresses. These actions include, but are not limited to, market risk hedging, further rebalancing of investment portfolios, increased use of reinsurance, repricing of in-force benefits, changes to new business pricing and the mix of new business being sold.

Analysis of movement in Group shareholder excluding Jackson capital surplus
A summary of the estimated movement in the Group shareholder excluding Jackson capital surplus (based on GMCR) from $7.8 billion at 31 December 2020 on a LCSM basis to $10.1 billion at 30 June 2021 on a GWS basis is set out in the table below.

2021 $bn
Half year
Balance at beginning of period on a LCSM basis	7.8
Treatment of grandfathered debt instruments under the GWS Framework	1.6
Restated balance at beginning of period on a GWS basis	9.4
Operating:
Operating capital generation from the in-force business	0.8
Investment in new business	(0.1)
Operating capital generation	0.7
Non-operating and other capital movements:
Non-operating experience (including market movements)	0.1
Corporate activities	0.2
Non-operating results	0.3
External dividends	(0.3)
Net movement in shareholder capital surplus	2.3
Balance at end of period	10.1

The estimated movement in the Group shareholder excluding Jackson capital surplus over 2021 is driven by:

-       Operating capital generation of $0.7 billion: generated by the expected return on in-force business partially offset by the strain on new business written during the period;
-       Non-operating experience of $0.1 billion: this includes the beneficial impact on GWS capital surplus from higher equity markets and increasing interest rates, partially offset by a negative impact from foreign currency translation over the period;
-       Corporate activities of $0.2 billion: this is the effect on GWS capital surplus of corporate transactions in the period, which in 2021 comprised of the issuance of subordinated debt in China in June 2021, partially offset by the extension of the strategic bancassurance partnership with MSB in Vietnam; and
-       Net dividend impact of $(0.3) billion: this is the payment of external dividends during half year 2021.

Reconciliation of Group shareholder excluding Jackson GWS capital surplus to EEV free surplus (excluding intangibles)

	30 Jun 2021 $bn
	Asia and Africa	Unallocated to a segment	Group total
Estimated Group shareholder excluding Jackson GWS capital surplus (over GMCR)	8.6	1.5	10.1
Increase required capital for EEV free surplusnote (a)	(0.7)	-	(0.7)
Adjust surplus assets to market valuenote (b)	0.4	-	0.4
Add back inadmissible assetsnote (c)	0.2	-	0.2
Deductions applied to EEV free surplusnote (d)	(3.3)	-	(3.3)
Other	-	0.2	0.2
Add investment in Jackson held at fair value for EEV	-	2.7	2.7
EEV free surplus excluding intangibles*	5.2	4.4	9.6
* As per the "Free surplus excluding distribution rights and other intangibles" shown in the statement of Movement in Group free surplus of the Group's EEV basis results.

Notes
(a)   Required capital under EEV is set at least equal to local statutory notification requirements and so can differ from the minimum capital requirement.
(b)   The EEV Principles require surplus assets to be included at fair value. Within the Group GWS capital surplus, some local regulatory regimes value certain assets at cost.
(c)   Group GWS capital surplus restricts the valuation of certain sundry non-intangible assets. In most cases these assets are considered fully recognisable in free surplus.
(d)   Deductions applied to EEV free surplus primarily include: the impact of reporting EEV free surplus for Singapore based on the Tier 1 requirements under the RBC2 framework, which removes certain negative reserves permitted to be recognised in the full RBC 2 regulatory position used for Group GWS capital surplus, and applying the embedded value reporting approach issued by the China Association of Actuaries (CAA) within EEV free surplus as compared to the C-ROSS surplus reported for local regulatory purposes (predominantly arising from the requirement under the CAA embedded value methodology to establish a deferred profit liability within EEV net worth).

Reconciliation of Group IFRS shareholders' equity to Group shareholder excluding Jackson GWS capital resources position

30 Jun 2021 $bn
Group IFRS shareholders' equity	15.7
Less investment in Jackson held at fair value for IFRS	(2.7)
Remove DAC, goodwill and intangibles recognised on the IFRS statement of financial position	(7.2)
Add grandfathered debt treated as capital instruments at the net proceeds valuenote (a)	6.0
Valuation differencesnote (b)	2.0
Othernote (c)	(0.2)
Estimated Group shareholder excluding Jackson GWS capital resources	13.6

Notes
(a)   As per the GWS Framework, subordinated and senior debt in issuance at the date of designation that satisfy the criteria for transitional arrangements are included as Group capital resources based on their net proceeds value but are treated as liabilities under IFRS.
(b)   Valuation differences reflect differences in the basis of valuing assets and liabilities between IFRS and local statutory valuation rules, including deductions for inadmissible assets. Material differences include in Singapore where the local capital resources under RBC2 permits the recognition of certain negative reserves in the local statutory position that are not recognised under IFRS.
(c)   Other differences include the consequential impact on non-controlling interests arising from the other reconciling items and in China a difference from the inclusion of subordinated debt as local capital resources on a C-ROSS basis as compared to being held as a liability under IFRS.

Basis of preparation for the Group GWS capital position (prior to the demerger of Jackson)

Prudential applies the Insurance (Group Capital) Rules set out in the GWS Framework to determine group regulatory capital requirements (both minimum and prescribed levels). The summation of local statutory capital requirements across the Group is used to determine group regulatory capital requirements, with no allowance for diversification between business operations. The GWS eligible group capital resources is determined by the summation of capital resources across local solvency regimes for regulated entities and IFRS shareholders' equity (with adjustments described below) for non-regulated entities.

In determining the Group GWS capital resources and required capital the following principles have been applied:

-      For regulated insurance entities, capital resources and required capital are based on the local solvency regime applicable in each jurisdiction, with minimum required capital set at the solo legal entity statutory minimum capital requirements;
-      For the US insurance entities included in the Group GWS capital position, capital resources and required capital are based on the local US RBC framework set by the NAIC and not on a fair value basis as has been included in the IFRS and EEV results, the minimum required capital is set at 100 per cent of the CAL RBC and results reflect Prudential's 88.9 per cent economic interest in Jackson Financial Inc.;
-      For asset management operations and other regulated entities, the capital position is derived based on the sectoral basis applicable in each jurisdiction, with minimum required capital based on the solo legal entity statutory minimum capital requirement;
-      For non-regulated entities, the capital resources are based on IFRS shareholder equity after deducting intangible assets. No required capital is held in respect of unregulated entities;
-      For entities where the Group's shareholding is less than 100 per cent, the contribution of the entity to the GWS eligible group capital resources and required capital represents the Group's share of these amounts and excludes any amounts attributable to non-controlling interests. This does not apply to investment holdings which are not part of the Group;
-      Investments in subsidiaries, joint ventures and associates (including, if any, loans that are recognised as capital on the receiving entity's balance sheet) are eliminated from the relevant holding company to prevent the double counting of capital resources; and
-      Under the GWS Framework, all debt instruments (senior and subordinated) issued by Prudential plc at the date of designation meet the transitional conditions set by the Hong Kong IA and are included as GWS eligible group capital resources. The eligible amount permitted to be included as Group capital resources is based on the net proceeds amount translated using 31 December 2020 exchange rates for debt not denominated in US dollars.

I(ii)   Analysis of adjusted operating profit by driver

This schedule classifies the Group's adjusted operating profit from continuing operations into the underlying drivers using the following categories:

-      Spread income represents the difference between net investment income and amounts credited to certain policyholder accounts. It excludes the operating investment return on shareholder net assets, which has been separately disclosed as expected return on shareholder assets.
-      Fee income represents profit driven by net investment performance, being fees that vary with the size of the underlying policyholder funds, net of investment management expenses.
-      With-profits represents the pre-tax shareholders' transfer from the with-profits business for the period.
-      Insurance margin primarily represents profit derived from the insurance risks of mortality and morbidity.
-      Margin on revenues primarily represents amounts deducted from premiums to cover acquisition costs and administration expenses (see below).
-      Acquisition costs and administration expenses represent expenses incurred in the period attributable to shareholders. These exclude items such as restructuring and IFRS 17 implementation costs, which are not included in the segment profit, as well as items that are more appropriately included in other categories (eg investment expenses are netted against investment income as part of spread income or fee income as appropriate).
-      DAC adjustments comprise DAC amortisation for the period, excluding amounts related to short-term fluctuations in investment returns, net of costs deferred in respect of new business written in the period.

The following analysis expresses certain of the Group's sources of adjusted operating profit from continuing operations as a margin of policyholder liabilities or other relevant drivers. The half year 2020 comparative information has been presented at both AER and CER to eliminate the impact of exchange translation.

	Half year 2021			Half year 2020 AER			Half year 2020 CER
		Average			Average			Average
	Profit	liability	Margin	Profit	liability	Margin	Profit	liability	Margin
	$m	$m	bps	$m	$m	bps	$m	$m	bps
		note (a)	note (b)		note (a)	note (b)		note (a)	note (b)
Spread income	153	45,993	67	146	37,082	79	152	37,845	80
Fee income	169	32,888	103	135	26,516	102	140	27,319	102
With-profits	62	82,082	15	58	68,347	17	59	68,970	17
Insurance margin	1,467			1,287			1,326
Margin on revenues*	1,432			1,378			1,419
Expenses:* note (c)
Acquisition costsnote (d)	(990)	2,083	(48)%	(875)	1,719	(51)%	(904)	1,780	(51)%
Administration expenses	(804)	79,163	(203)	(737)	63,799	(231)	(758)	65,368	(232)
DAC adjustments	238			117			123
Expected return on shareholder assets*	101			95			97
	1,828			1,604			1,654
Share of related tax charges from joint ventures and associatesnote (e)	(21)			(18)			(20)
Long-term business	1,807			1,586			1,634
Eastspring	162			143			147
Adjusted operating profit	1,969			1,729			1,781
* Including amounts related to Africa operations.

Notes
(a)   The calculation of average liabilities is generally derived from opening and closing balances, with average liabilities used to derive the margin for fee income calculated using quarter-end balances to provide a more meaningful analysis. Other than the average liabilities used to calculate the administration expense margin, the average liabilities in the analysis above exclude the liabilities for the Africa operations.
(b)   Margin represents the operating return earned in the period as a proportion of the relevant class of policyholder liabilities excluding unallocated surplus. Half year profits are annualised by multiplying by two.
(c)   The acquisition costs, administration expenses and DAC adjustments presented in this table include the amounts in respect of joint ventures and associates, whose results are presented as a single line in the Group's consolidated income statement under the equity-method accounting.
(d)   The ratio of acquisition costs is calculated as a percentage of APE sales in the period, including with-profits sales. Acquisition costs include only those relating to shareholder-backed business. The ratio of shareholder acquisition cost to shareholder-related APE sales in half year 2021 (excluding with-profits) is 60 per cent (half year 2020: 67 per cent).
(e)   Under IFRS, the Group's share of results from its investments in joint ventures and associates accounted for using the equity method is included in the Group's profit before tax on a net of related tax basis. These tax charges are shown separately in the analysis of adjusted operating profit drivers in order for the contribution from the joint ventures and associates to be included in the margin analysis on a consistent basis with the rest of the business operations.

I(iii)  Analysis of adjusted operating profit by business unit

(a)   Analysis of adjusted operating profit by business unit
The table below presents the half year 2021 results on both AER and CER bases to eliminate the impact of exchange translation.

	2021 $m	2020 $m		2021 vs 2020%		2020 $m
	Half year	Half year AER	Half year CER	Half year AER	Half year CER	Full year AER
China JV	139	101	109	38%	28%	251
Hong Kong	460	412	412	12%	12%	891
Indonesia	225	249	255	(10)%	(12)%	519
Malaysia	184	158	164	16%	12%	309
Singapore	320	262	276	22%	16%	574
Growth markets and other
Philippines	58	40	42	45%	38%	95
Taiwan	47	37	39	27%	21%	85
Thailand	91	75	77	21%	18%	210
Vietnam	147	125	127	18%	16%	270
Other*	157	145	153	8%	3%	221
Share of related tax charges from joint ventures and associate	(21)	(18)	(20)	17%	5%	(46)
Long-term business	1,807	1,586	1,634	14%	11%	3,379
Eastspring	162	143	147	13%	10%	283
Adjusted operating profit	1,969	1,729	1,781	14%	11%	3,662
* Includes other growth markets and a number of small items that are not expected to reoccur.

(b)   Eastspring adjusted operating profit

	2021 $m	2020 $m
	Half year	Half year	Full year
Operating income before performance-related feesnote (1)	374	313	646
Performance-related fees	6	2	7
Operating income (net of commission)note (2)	380	315	653
Operating expensenote (2)	(196)	(157)	(336)
Group's share of tax on joint ventures' operating profit	(22)	(15)	(34)
Adjusted operating profit	162	143	283
Average funds managed by Eastspring Investments	$247.6bn	$224.1bn	$227.1bn
Margin based on operating incomenote (3)	30bps	28bps	28bps
Cost/income rationote II(v)	52%	50%	52%

Notes
(1)   Operating income before performance-related fees for Eastspring can be further analysed as follows:

	Retail	Margin	Institutional*	Margin	Total	Margin
	$m	bps	$m	bps	$m	bps
Half year 2021	225	56	149	18	374	30
Half year 2020	188	50	125	17	313	28
Full year 2020	390	52	256	17	646	28
*  Institutional includes internal funds.

(2)     Operating income and expense include the Group's share of contribution from joint ventures. In the condensed consolidated income statement of the Group IFRS basis results, the net income after tax of the joint ventures and associates is shown as a single line item.
(3)     Margin represents operating income before performance-related fees as a proportion of the related funds under management (FUM). Half year figures have been annualised by multiplying by two. Monthly closing internal and external funds managed by Eastspring have been used to derive the average. Any funds held by the Group's insurance operations that are managed by third parties outside the Prudential Group are excluded from these amounts.

(c)   Eastspring total funds under management
Eastspring manages funds from external parties and also funds for the Group's insurance operations. The table below analyses the total funds managed by Eastspring.

	2021 $bn	2020 $bn
	30 Jun	30 Jun	31 Dec
External funds under management, excluding funds managed on behalf of M&G plcnote (1)
Retail	67.9	59.4	66.9
Institutional	14.9	10.0	13.8
Money market funds (MMF)	13.3	13.0	13.2
	96.1	82.4	93.9
Funds managed on behalf of M&G plcnote (2)	16.1	15.7	15.7

External funds under management	112.2	98.1	109.6
Internal funds under management	141.8	121.6	138.2
Total funds under managementnote (3)	254.0	219.7	247.8

Notes
(1)   Movements in external funds under management, excluding those managed on behalf of M&G plc, are analysed below:

	2021 $m	2020 $m
	30 Jun	30 Jun	31 Dec
At beginning of period	93,863	98,005	98,005
Market gross inflows	49,736	69,839	116,743
Redemptions	(50,605)	(78,172)	(126,668)
Market and other movements	3,102	(7,348)	5,783
At end of period*	96,096	82,324	93,863
* The analysis of movements above includes $13,292 million relating to Money Market Funds at 30 June 2021 (30 June 2020: $13,021 million; 31 December 2020: $13,198 million). Investment flows for half year 2021 include Money Market Funds gross inflows of $30,980 million (half year 2020: gross inflows of $48,234 million; full year 2020: $76,317 million) and net outflows of $360 million (half year 2020: net inflows of $29 million; full year 2020: net inflows of $48 million).

(2)   Movements in funds managed on behalf of M&G plc are analysed below:

2021 $m
At beginning of period	15,737
Net flows	5
Market and other movements	356
At end of period	16,098

(3)   Total funds under management are analysed by asset class below:

	2021			2020
	30 Jun		30 Jun		31 Dec
	$bn	% of total	$bn	% of total	$bn	% of total
Equity	109.7	43%	86.3	39%	103.9	42%
Fixed income	125.8	50%	115.7	53%	125.7	51%
Alternatives	2.7	1%	2.9	1%	2.7	1%
Money Market Funds	15.8	6%	14.8	7%	15.5	6%
Total funds under management	254.0	100%	219.7	100%	247.8	100%

I(iv)  Group funds under management

For Prudential's asset management businesses, funds managed on behalf of third parties are not recorded on the balance sheet. They are, however, a driver of profitability. Prudential therefore analyses the movement in the funds under management each period, focusing on those which are external to the Group and those primarily held by the Group's continuing insurance businesses. The table below analyses the funds of the Group held in the balance sheet and the external funds that are managed by Prudential's asset management businesses from continuing operations.

	2021 $bn	2020 $bn
	30 Jun	30 Jun	31 Dec
Continuing operations:
Internal funds	181.9	153.1	175.0
Eastspring external funds, including M&G plc (as analysed in note I(iii) above)	112.2	98.1	109.6
Total Group funds under managementnote	294.1	251.2	284.6

Note
Total Group funds under management from continuing operations comprise:

	2021 $bn	2020 $bn
	30 Jun	30 Jun	31 Dec
Total investments and cash and cash equivalents held by the continuing operations on the balance sheet	167.9	145.7	164.0
External funds of Eastspring, including M&G plc	112.2	98.1	109.6
Internally managed funds held in joint ventures and associates, excluding assets attributable to external unit holders of the consolidated collective investment schemes and other adjustments	14.0	7.4	11.0
Total Group funds under management	294.1	251.2	284.6

I(v)   Holding company cash flow

The holding company cash flow describes the movement in the cash and short-term investments of the centrally managed group holding companies and differs from the IFRS cash flow statement, which includes all cash flows in the year including those relating to both policyholder and shareholder funds. The holding company cash flow is therefore a more meaningful indication of the Group's central liquidity.

	2021 $m	2020 $m
	Half year	Half year	Full year
Net cash remitted by continuing operations:note (a)
Insurance and asset management business	1,035	446	877
Other operations	-	32	55
Net cash remitted by business units	1,035	478	932
Net interest paid	(163)	(147)	(294)
Tax received	-	94	94
Corporate activitiesnote (b)	(216)	(194)	(432)
Centrally funded recurring bancassurance feesnote (c)	(176)	(176)	(220)
Total central outflows	(555)	(423)	(852)
Holding company cash flow before dividends and other movements	480	55	80
Dividends paid	(283)	(674)	(814)
Operating holding company cash flow after dividends but before other movements	197	(619)	(734)
Other movements
Issuance and redemption of debt for continuing operations	-	983	983
Other corporate activities relating to continuing operationsnote (c)	(256)	(558)	(954)
UK and Europe demerger costs	-	(17)	(17)
US demerger costs	(28)	-	(20)
Total other movements	(284)	408	(8)
Total holding company cash flow	(87)	(211)	(742)
Cash and short-term investments at beginning of period	1,463	2,207	2,207
Foreign exchange movements	17	(89)	(2)
Cash and short-term investments at end of period	1,393	1,907	1,463

Notes
(a)   Net cash remittances from business units comprise dividends and other transfers, net of capital injections, that are reflective of earnings and capital generation.
(b)   Including IFRS 17 implementation and restructuring costs paid in the period. In 2021, the Group changed its basis of presenting business unit remittances to reflect net cash remittances before costs attributable to the head office functions based in Hong Kong, and to present all head office costs together within 'corporate activities'. Accordingly, the half year and full year 2020 amounts have been re-presented from those previously published to reflect the change.
(c)   Other corporate activities relating to continuing operations primarily reflect non-recurring payments for bancassurance arrangements including those with UOB, TMB and MSB banks. Central payments for existing bancassurance distribution agreements are within the central outflows section of the holding company cash flow, reflecting the recurring nature of these amounts.

II    Calculation of alternative performance measures
Prudential uses alternative performance measures (APMs) to provide more relevant explanations of the Group's financial position and performance. This section sets out explanations for each APM and reconciliations to relevant IFRS balances.

II(i)   Reconciliation of adjusted operating profit to profit before tax

Adjusted operating profit presents the operating performance of the business. This measurement basis adjusts for the following items within total IFRS profit before tax:

-    Short-term fluctuations in investment returns on shareholder-backed business;
-    Amortisation of acquisition accounting adjustments arising on the purchase of business; and
-    Gain or loss on corporate transactions, as discussed in note D1.1 to the IFRS basis results.

More details on how adjusted operating profit is determined are included in note B1.3 of the Group IFRS basis results. A full reconciliation to profit after tax is given in note B1.1.

II(ii)  Calculation of IFRS gearing ratio

IFRS gearing ratio is calculated as net core structural borrowings of shareholder-financed businesses divided by closing IFRS shareholders' equity plus net core structural borrowings from continuing operations.

	2021 $m	2020 $m
Continuing operations:	30 Jun	30 Jun	31 Dec
Core structural borrowings of shareholder-financed businesses	6,404	6,249	6,383
Less holding company cash and short-term investments	(1,393)	(1,907)	(1,463)
Net core structural borrowings of shareholder-financed businesses	5,011	4,342	4,920
Closing shareholders' equity	13,046	10,155	12,367
Closing shareholders' equity plus net core structural borrowings	18,057	14,497	17,287
IFRS gearing ratio	28%	30%	28%

II(iii) Return on IFRS shareholders' equity

This measure is calculated as adjusted operating profit from continuing operations, after tax and non-controlling interests, divided by average shareholders' equity.

Detailed reconciliation of adjusted operating profit from continuing operations to IFRS profit before tax for the Group is shown in note B1.1 to the Group IFRS basis results. Half year profits are annualised by multiplying by two.

	2021 $m	2020 $m
	Half year	Half year	Full year
Adjusted operating profit	1,571	1,286	2,757
Tax on adjusted operating profit	(222)	(274)	(497)
Adjusted operating profit attributable to non-controlling interests	(7)	(22)	(10)
Adjusted operating profit, net of tax and non-controlling interests	1,342	990	2,250

Shareholders' equity at beginning of period	12,367	10,548	10,548
Shareholders' equity at end of period	13,046	10,155	12,367
Average shareholders' equity	12,707	10,352	11,458
Operating return on average shareholders' equity (%)	21%	19%	20%

The average shareholders' equity for the total continuing operations does not reflect the fact that post demerger of the US business, the Group will continue to hold 19.7 per cent economic interest in Jackson which will be valued at fair value. This will increase shareholders' equity and hence reduce the total continuing operations return on equity.

II(iv) Calculation of IFRS shareholders' equity per share

IFRS shareholders' equity per share is calculated as closing IFRS shareholders' equity divided by the number of issued shares at the end of the period.

	2021	2020
	30 Jun	30 Jun	31 Dec
Number of issued shares at the end of the period	2,616	2,609	2,609

Closing IFRS shareholders' equity for continuing operations ($ million)	13,046	10,155	12,367
Shareholders' equity per share (cents) for continuing operations	499¢	389¢	474¢

Closing IFRS shareholders' equity for discontinuing operations ($ million)	2,667	8,955	8,511
Shareholders' equity per share (cents) for discontinued US operations	102¢	343¢	326¢
Group Shareholders' equity per share (cents)	601¢	732¢	800¢

The closing shareholders' equity for continuing operations does not reflect the fact that post demerger of the US business, the Group will continue to hold 19.7 per cent economic interest in Jackson which will be valued at fair value. This will increase shareholders' equity per share for the continuing operations post the demerger of the US business.

II(v)  Calculation of Eastspring cost/income ratio

The cost/income ratio is calculated as operating expenses, adjusted for commissions and share of contribution from joint ventures and associates, divided by operating income, adjusted for commission, share of contribution from joint ventures and associates and performance-related fees.

	2021 $m	2020 $m
	Half year	Half year	Full year
IFRS revenue	350	289	612
Share of revenue from joint ventures and associates	147	111	235
Commissions	(117)	(85)	(194)
Performance-related fees	(6)	(2)	(7)
Operating income before performance-related feesnote	374	313	646

IFRS charges	262	197	446
Share of expenses from joint ventures and associates	51	45	84
Commissions	(117)	(85)	(194)
Operating expense	196	157	336
Cost/income ratio (operating expense/operating income before performance-related fees)	52%	50%	52%

Note
IFRS revenue and charges for Eastspring are included within the IFRS Income statement in 'other income' and 'acquisition costs and other expenditure' respectively. Operating income and expense include the Group's share of contribution from joint ventures and associates. In the condensed consolidated income statement of the Group IFRS basis results, the net income after tax from the joint ventures and associates is shown as a single line item.

II(vi)   Reconciliation of gross premiums earned to renewal insurance premiums

	2021 $m	2020 $m
	Half year	AER Half year	CER Half year	AER Full year
IFRS gross premiums earned	11,521	10,950	11,169	23,495
Less: General insurance premium	(62)	(66)	(66)	(130)
Less: IFRS gross earned premium from new regular and single premium business	(2,764)	(2,079)	(2,148)	(5,112)
Add: Renewal premiums from joint ventures and associates*	1,150	932	984	1,957
Renewal insurance premiums	9,845	9,737	9,939	20,210

Annual premium equivalent (APE)	2,083	1,719	1,780	3,808
Life weighted premium income	11,928	11,456	11,719	24,018
* For the purpose of the definition of renewal premiums from joint ventures and associates in the table above, premiums for the deposit component of insurance contracts from our China JV are excluded.

II(vii)  Gross premiums earned including joint ventures and associates

	2021 $m	2020 $m
	Half year	Half year	Full year
IFRS gross premiums earned	11,521	10,950	23,495
Gross premiums earned from joint ventures and associates	2,066	1,628	3,233
Total Group (continuing operations)	13,587	12,578	26,728

II(viii) Reconciliation of gross premiums earned to APE new business sales

The Group reports APE new business sales as a measure of the new policies sold in the period. APE is calculated as the aggregate of regular premiums and one-tenth of single premiums on new business written during the period for all insurance products, including premiums for contracts designated as investment contracts under IFRS 4. The use of the one-tenth of single premiums is to normalise policy premiums into the equivalent of regular annual payments. This measure is commonly used in the insurance industry to allow comparisons of the amount of new business written in a period by life insurance companies, particularly when the sales contain both single premium and regular premium business. This differs from the IFRS measure of gross premiums earned as shown below from continuing operations:

	2021 $m	2020 $m
	Half year	Half year	Full year
Gross premiums earned	11,521	10,950	23,495
Less: premiums from in-force renewal businessnote (a)	(8,695)	(8,805)	(18,253)
Less: 90% of single premiums on new business sold in the periodnote (b)	(1,490)	(770)	(2,147)
Add: APE sales from joint ventures and associates on equity accounting methodnote (c)	607	422	820
Other adjustmentsnote (d)	140	(78)	(107)
Annual premium equivalent (APE)	2,083	1,719	3,808

Notes
(a)   Gross premiums earned include premiums from existing in-force business as well as new business given the Group's focus on recurring premium business.
(b)   APE new business sales only include one-tenth of single premiums, recorded on policies sold in the year. Gross premiums earned include 100 per cent of such premiums.
(c)   For the purpose of reporting APE new business sales, the Group's share of amounts sold by the Group's insurance joint ventures and associates are included. Under IFRS, joint ventures and associates are equity accounted and so no amounts are included within gross premiums earned.
(d)   APE new business sales are annualised while gross premiums earned are recorded only when revenues are due. Other adjustments also reflect the inclusion of policies written in the period which are classified as investment contracts without discretionary participation features under IFRS 4, which are recorded as deposits and therefore not in gross premiums earned, and the exclusion of general insurance earned on an IFRS basis.

II(ix)   Reconciliation between IFRS and EEV shareholders' equity

The table below shows the reconciliation of EEV shareholders' equity and IFRS shareholders' equity from continuing operations at the end of the period:

	2021 $m	2020 $m
Continuing operations:	30 Jun	30 Jun	31 Dec
IFRS shareholders' equity	13,046	10,155	12,367
Less: DAC assigned zero value for EEV purposes	(2,505)	(2,073)	(2,353)
Add: Value of in-force business of long-term businessnote (a)	34,903	28,936	34,068
Othernote (b)	(2,282)	(1,619)	(2,156)
EEV shareholders' equity	43,162	35,399	41,926

Notes
(a)   EEV shareholders' equity comprises the present value of the shareholders' interest in the value of in-force business, total net worth of long-term business operations and IFRS shareholders' equity of asset management and other operations. The value of in-force business reflects the present value of expected future shareholder cash flows from long-term in-force business which are not captured as shareholders' interest on an IFRS basis. Total net worth represents the regulatory basis net assets for EEV reporting purposes, with adjustments as appropriate.
(b)   Other adjustments represent asset and liability valuation differences between IFRS and the local regulatory reporting basis used to value total net worth for long-term insurance operations. These also include the mark-to-market value movements of the Group's core structural borrowings which are fair valued under EEV but are held at amortised cost under IFRS. The most significant valuation differences relate to changes in the valuation of insurance liabilities.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 11 August 2021

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Mark FitzPatrick

Mark FitzPatrick
Group Chief Financial Officer and Chief Operating Officer